AngloGold Ashanti Sunrise Dam - 31 December 2021

Technical Report Summary

Sunrise Dam Gold Mine

A Life of Mine Summary Report

Effective date: 31 December 2021

As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305).

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Date and Signatures Page

This report is effective as at 31 December 2021.

Where the registrant (AngloGold Ashanti Limited) has relied on more than one Qualified Person to prepare the information and documentation supporting its disclosure of Mineral Resource or Mineral Reserve, the section(s) prepared by each qualified person has been clearly delineated.

AngloGold Ashanti has recognised that in preparing this report, the Qualified Person(s) may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on information provided by the registrant in this report.

The registrant confirms it has obtained the written consent of each Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by each Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person's information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve.

MINERAL RESOURCE QUALIFIED PERSON	David Perkin	
Sections prepared: 1 - 11, 20 - 25	/s/ David Perkin	
MINERAL RESERVE QUALIFIED PERSONS	Joanne Endersbee	Cailli Knievel
Sections prepared: 1, 12-19, 21 - 25	/s/ Joanne Endersbee	/s/ Cailli Knievel

Responsibility	Technical Specialist
ESTIMATION	David Perkin
EVALUATION QAQC	David Perkin
EXPLORATION	David Perkin
GEOLOGICAL MODEL	David Perkin
GEOLOGY QAQC	David Perkin
GEOTECHNICAL ENGINEERING	David O'Toole
HYDROGEOLOGY	Ian Hunt
MINERAL RESOURCE CLASSIFICATION	David Perkin
ENVIRONMENTAL AND PERMITTING	Norman Galli
FINANCIAL MODEL	Digant Shah
INFRASTRUCTURE	Steven Piscicelli
LEGAL	Warren Steward
METALLURGY	Adam Wilson
MINE PLANNING	Cailli Knievel
MINERAL RESERVE CLASSIFICATION	Cailli Knievel

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Consent of Qualified Person

I, David Perkin, in connection with the Technical Report Summary for the "Sunrise Dam Gold Mine, A Life of Mine Summary Report" dated 31 December 2021 (the "Technical Report Summary") as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited's ("AngloGold Ashanti") annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20-F") pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission ("1300 Regulation S-K"), consent to:

- the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
- the use of and reference to my name, including my status as an expert or "Qualified Person" (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
- any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
- the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto).

I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible.

30 March 2022

/s/ David Perkin

David Perkin

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Consent of Qualified Person

I, Joanne Endersbee, in connection with the Technical Report Summary for the "Sunrise Dam Gold Mine, A Life of Mine Summary Report" dated 31 December 2021 (the "Technical Report Summary") as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited's ("AngloGold Ashanti") annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20-F") pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission ("1300 Regulation S-K"), consent to:

- the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
- the use of and reference to my name, including my status as an expert or "Qualified Person" (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
- any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
- the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto).

I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible.

Date: 30 March 2022

/s/ Joanne Endersbee

Joanne Endersbee

30 March 2022 4

AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 5 Consent of Qualified Person I, Cailli Knievel, in connection with the Technical Report Summary for the “Sunrise Dam Gold Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Cailli Knievel /s/ Cailli Knievel AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 6 Contents 1 Executive Summary ............................................................................................................................ 10 1.1 Property description including mineral rights .............................................................................. 10 1.2 Ownership ................................................................................................................................. 10 1.3 Geology and mineralisation ....................................................................................................... 10 1.4 Status of exploration, development and operations ................................................................... 11 1.5 Mining methods ......................................................................................................................... 11 1.6 Mineral processing .................................................................................................................... 11 1.7 Mineral Resource and Mineral Reserve estimates ..................................................................... 12 1.8 Summary capital and operating cost estimates .......................................................................... 12 1.9 Permitting requirements............................................................................................................. 13 1.10 Conclusions and recommendations ......................................................................................... 14 2 Introduction ......................................................................................................................................... 14 2.1 Disclose registrant ..................................................................................................................... 14 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared ........ 14 2.3 Sources of information and data contained in the report / used in its preparation ...................... 15 2.4 Qualified Person(s) site inspections ........................................................................................... 15 2.5 Purpose of this report ................................................................................................................ 15 3 Property description ............................................................................................................................ 15 3.1 Location of the property ............................................................................................................. 15 3.2 Area of the property ................................................................................................................... 16 3.3 Legal aspects (including environmental liabilities) and permitting .............................................. 16 3.4 Agreements, royalties and liabilities ........................................................................................... 17 4 Accessibility, climate, local resources, infrastructure and physiography .............................................. 17 4.1 Property description ................................................................................................................... 17 5 History ................................................................................................................................................. 17 6 Geological setting, mineralisation and deposit ..................................................................................... 19 6.1 Geological setting ...................................................................................................................... 19 6.2 Geological model and data density ............................................................................................ 19 6.3 Mineralisation ............................................................................................................................ 20 7 Exploration .......................................................................................................................................... 21 7.1 Nature and extent of relevant exploration work .......................................................................... 21 7.2 Drilling techniques and spacing ................................................................................................. 22 7.3 Results ...................................................................................................................................... 24 7.4 Locations of drill holes and other samples ................................................................................. 26 7.5 Hydrogeology ............................................................................................................................ 26 7.6 Geotechnical testing and analysis ............................................................................................. 28 8 Sample preparation, analysis and security .......................................................................................... 29 8.1 Sample preparation ................................................................................................................... 29 8.2 Assay method and laboratory .................................................................................................... 30 8.3 Sampling governance ................................................................................................................ 30 AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 7 8.4 Quality Control and Quality Assurance ...................................................................................... 31 8.5 Qualified Person's opinion on adequacy .................................................................................... 33 9 Data verification .................................................................................................................................. 33 9.1 Data verification procedures ...................................................................................................... 33 9.2 Limitations on, or failure to conduct verification ......................................................................... 34 9.3 Qualified Person's opinion on data adequacy ............................................................................ 34 10 Mineral processing and metallurgical testing ..................................................................................... 34 10.1 Mineral processing / metallurgical testing ................................................................................ 34 10.2 Laboratory and results ............................................................................................................. 34 10.3 Qualified Person's opinion on data adequacy .......................................................................... 34 11 Mineral Resource estimates .............................................................................................................. 34 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource 34 11.2 Key assumptions, parameters and methods used ................................................................... 35 11.3 Mineral Resource classification and uncertainty ...................................................................... 40 11.4 Mineral Resource summary ..................................................................................................... 41 11.5 Qualified Person's opinion ....................................................................................................... 41 12 Mineral Reserve estimates ................................................................................................................ 41 12.1 Key assumptions, parameters and methods used ................................................................... 41 12.2 Cut-off grades .......................................................................................................................... 43 12.3 Mineral Reserve classification and uncertainty ........................................................................ 43 12.4 Mineral Reserve summary ....................................................................................................... 44 12.5 Qualified Person’s opinion ....................................................................................................... 45 13 Mining methods ................................................................................................................................. 45 13.1 Requirements for stripping, underground development and backfilling .................................... 47 13.2 Mine equipment, machinery and personnel ............................................................................. 47 13.3 Final mine outline .................................................................................................................... 48 14 Processing and recovery methods .................................................................................................... 49 15 Infrastructure ..................................................................................................................................... 51 16 Market studies ................................................................................................................................... 51 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups ............................................................................................................................................................... 52 17.1 Permitting ................................................................................................................................ 52 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management .. 53 17.3 Socio-economic impacts .......................................................................................................... 54 17.4 Mine closure and reclamation .................................................................................................. 55 17.5 Qualified Person's opinion on adequacy of current plans ......................................................... 56 17.6 Commitments to ensure local procurement and hiring ............................................................. 56 18 Capital and operating costs ............................................................................................................... 56 18.1 Capital and operating costs ..................................................................................................... 56 18.2 Risk assessment ..................................................................................................................... 57 19 Economic analysis ............................................................................................................................. 58 19.1 Key assumptions, parameters and methods ............................................................................ 58 19.2 Results of economic analysis................................................................................................... 58 AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 8 19.3 Sensitivity analysis .................................................................................................................. 59 20 Adjacent properties ........................................................................................................................... 60 21 Other relevant data and information .................................................................................................. 60 21.1 Inclusive Mineral Resource ...................................................................................................... 60 21.2 Inclusive Mineral Resource by-products .................................................................................. 61 21.3 Mineral Reserve by-products ................................................................................................... 61 21.4 Inferred Mineral Resource in annual Mineral Reserve design .................................................. 61 21.5 Additional relevant information ................................................................................................. 62 21.6 Certificate of Qualified Person(s) ............................................................................................. 63 22 Interpretation and conclusions ........................................................................................................... 64 23 Recommendations ............................................................................................................................ 65 24 References ........................................................................................................................................ 65 24.1 References .............................................................................................................................. 65 24.2 Mining terms ............................................................................................................................ 66 25 Reliance on information provided by the Registrant ........................................................................... 69

AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 9 List of Figures Inspecting conditions at the thickener tanks at Sunrise Dam................................................................... 11 Daily maintenance routine at the newly commissioned VOG 1350 pump station .................................... 13 Map showing the location of Sunrise Dam Gold Mine, Western Australia ............................................... 15 Map showing the location, infrastructure and mining license area for Sunrise Dam. ............................... 16 Summary cross section (100,300mN – local mine grid) looking north showing major lithological units and major structural controls in the Sunrise Dam underground mine ............................................................. 20 Summary cross section (98,940mN – local mine grid) looking north showing major lithological units and major structural controls in the Sunrise Dam underground mine ............................................................. 20 Summary of historic exploration drilling metres ....................................................................................... 21 Bulk sample recovery study across two RC rigs ...................................................................................... 23 Long section summary showing Vogue mineralised domains ................................................................. 24 Long section summary showing Carey Shear mineralised domains ........................................................ 25 Long section summary showing Frankie mineralised domains ................................................................ 25 Long section looking East showing mineralised lodes (coloured) and drill hole traces (grey) from the Sunrise Dam underground mine ............................................................................................................. 26 Testing water quality at Lake Carey ........................................................................................................ 27 Plot of standard reference material used over a monthly period (December 2021) to show laboratory accuracy is acceptable. Outliers highlighted in red were investigated and shown to be swapped standards ................................................................................................................................................ 31 Scatter plot showing Au assays versus Au repeats from SGS Perth laboratory over a monthly period (December 2021) .................................................................................................................................... 32 Assay comparison between SGS and Genalysis (umpire) testing for bias (2021 sample data) ............... 33 Sunrise Dam inclusive Mineral Resource gold grade and tonnage curve (surface) ................................. 38 Sunrise Dam inclusive Mineral Resource gold grade and tonnage curve (underground) ......................... 38 Schematic long section showing Mineral Resource estimation domains through the deposit .................. 39 Example section looking North through the Mineral Resource model showing Mineral Resource Classification (red = Measured, yellow = Indicated and blue = Inferred) based on sample density and drill hole traces (black) .................................................................................................................................. 40 Location of 2021 Mineral Reserve compared to 2020 Mineral Reserve shapes (exclusive of conceptual development) .......................................................................................................................................... 44 Plan view of Sunrise Dam showing the Cleo/Sunrise pit and the relative location of the individual ore domains, inclusive of conceptual development to surface (Golden Delicious lies to the north) ................ 48 Long-section of Sunrise Dam inclusive of conceptual development to the surface, showing the 2021 Mineral Reserve compared against the 2020 Mineral Reserve ............................................................... 49 Sunrise Dam process diagram ................................................................................................................ 50 Cleaning and preparing doré for transporting offsite ............................................................................... 50 Schematic of the Central Thickened Discharge Tailings Storage Facility ................................................ 54 Sunrise Dam Mineral Reserve sensitivity to the gold price ...................................................................... 60 Inferred Mineral Resource to Indicated Mineral Resource conversion data ............................................. 62 AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 10 1 Executive Summary 1.1 Property description including mineral rights Sunrise Dam is a production stage property with an active underground and open pit mine that is wholly owned by AngloGold Ashanti Ltd. AngloGold Ashanti conduct all brownfield exploration activities on the site and all tenements and permits are in good standing. Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia, co-ordinates 122° 26' 20" E, 29° 05' 37" S. Open pit production began in 1997 and the main pit (Cleo) was completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with several different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2021, mining commenced at the Golden Delicious satellite pit using open cut mining methods. Sunrise Dam operates within two mining leases which are in good standing with the expiry dates in 2038. All Mineral Resource, Mineral Reserve and mine infrastructure are hosted within lease M39/1116 (covering 7,808ha) while lease M39/1117 (covering 1,768ha) hosts water extraction infrastructure used to supply the operation with water. Sunrise Dam is a mature mine that has operated continuously for 24 years with current ore production predominantly from underground mining, with a small satellite open pit, Golden Delicious providing supplementary ore. Exploration is ongoing in the underground and surface environments. 1.2 Ownership M39/1116 is a mining lease issued by the Department of Mines, Industry Regulation and Safety (DMIRS) under the Western Australian Mining Act 1978. The mining lease is currently held by AngloGold Ashanti Australia Limited (100%). Sunrise Dam is wholly owned and operated by AngloGold Ashanti with mining activities contracted out to Barminco (underground) and Carey Mining (surface - Golden Delicious). 1.3 Geology and mineralisation Sunrise Dam is considered to be a mesothermal gold deposit, typical of many orebodies found in the Archaean greenstone belts of Western Australia. At Sunrise Dam, gold mineralisation is structurally controlled, and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant styles recognised: • Shear-related and high strain e.g., Sunrise Shear Zone. • Stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g., Cosmo, Dolly and Vogue orebodies; and • Placer-style mineralisation hosted within the palaeo-fluvial sediments, near surface. Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded, and blanketed by transported lateritic gravels. Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occluded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal fluids have passed through. At Golden Delicious, the majority of the gold mineralisation is hosted within the monzonite and to a lesser AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 11 extent the syenite and granite. Gold observed in thin section is typically spatially associated with pyrite stringers and as inclusions within altered feldspars or carbonate. 1.4 Status of exploration, development and operations Exploration is ongoing in the underground environment and is conducted using NQ2 diameter diamond drill core at a range of drill hole spacings to provide sufficient confidence for Mineral Resource classifications. Drilling takes places from underground development drives. Underground operations are mature with underground mining having taken place continuously for 17 years. The Golden Delicious open pit has been operating since early 2021 and will be fully mined in early 2023. 1.5 Mining methods Mining at Sunrise Dam consists of both surface and underground operations. The underground mining is carried out by specialised underground contractors. The mining methods employed are domain-dependent and relate to the style of mineralisation. Sub-level open stoping methods are the preference in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East, Sunrise Shear Zone (SSZ), and Astro) use narrow open-stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes. The open pit mining is also carried out by specialised mining contractors and consists of conventional drill and blast, and load and haul activities, with ore stockpiled on the surface near the pit crest and overhauled to the run-of-mine ROM pad with the waste material reporting to external waste dumps. Large, surface low-grade stockpiles are used to supplement the mill feed. 1.6 Mineral processing Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage milling, carbon-in-leach (CIL) circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit, Acacia™ reactor and Anglo American Research Laboratories (AARL) elution used to recover the remainder. Electrowinning recovers gold from the Acacia reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa. Inspecting conditions at the thickener tanks at Sunrise Dam AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 12 1.7 Mineral Resource and Mineral Reserve estimates The exclusive Mineral Resource is the Inferred Mineral Resource plus the volume of material reported which is physically outside the reported Mineral Reserve volumes. The Mineral Resource is estimated by running a Mineable Shape Optimiser (MSO) over the whole depleted Mineral Resource model. The model is depleted prior to MSO implementation to ensure a shape is not supported by material which is no longer in situ. The Mineral Resource MSO shapes are interesected against the Mineral Reserve shapes to produce the final exclusive Mineral Resource. The exclusive Mineral Resource for the Sunrise Dam reporting group is stated as 52.26Mt at 1.95g/t for 3.28Moz. The Sunrise Dam Exclusive Mineral Resource is dominantly comprised of underground material. 99% of the exclusive Mineral Resource is represented by material from the underground mining environment with the remaining 1% from the Golden Delicious open cut mine and marginal stockpile material. Pillar material has largely been removed from this total, as have skins (generally 5m) around historic stoping voids. Exclusive gold Mineral Resource Sunrise Dam Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Measured 12.16 1.63 19.82 0.64 Indicated 16.50 1.60 26.48 0.85 Measured & Indicated 28.66 1.62 46.29 1.49 Inferred 23.60 2.36 55.67 1.79 The Mineral Reserve as of December 31, 2021, totals 21.58Mt at 1.88g/t for 1.31Moz of contained gold, as delivered to the processing facility. This represents an approximate 0.40Moz increase in contained gold after depletion, for a 34.7% absolute increase from the 2020 Mineral Reserve. The Mineral Reserve estimate has been derived from the Mineral Resource model, with the Proven and Probable Mineral Reserve consisting of that part of the Measured and Indicated Mineral Resource model deemed to be economically mineable. The 2021 Mineral Reserve estimate reflects the fact that Sunrise Dam is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Mineral Reserve growth being the initial step in a move toward optimisation through a full asset potential review. The Mineral Reserve has been evaluated economically and shown to be cashflow positive at a $1,500/oz gold price, however, the inventory used to develop the Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Mineral Reserve life. Gold Mineral Reserve Sunrise Dam Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Proven 12.18 1.50 18.30 0.59 Probable 9.40 2.38 22.34 0.72 Total 21.58 1.88 40.64 1.31 1.8 Summary capital and operating cost estimates All costs considered in the calculation of the 2021 Mineral Reserve estimate have been taken from the Sunrise Dam 2022 Business Planning cost model and adjusted for the six-year Mineral Reserve production profile to obtain the resulting financial model. Simplified unit rate costs for mining, stockpile management, processing, fixed plant, administration (G and A), and sustaining capital (SIBC) have been calculated from these models. Summary of the six-year Mineral Reserve life of mine costs

AngloGold Ashanti Sunrise Dam - 31 December 2021

Item	Unit	Denominator	Total LOM		Unit Cost	
Production						
Produced Ounces	Oz ('000)					1,100
Mined Tonnes	Tonnes					14,163,928
Milled Tonnes	Tonnes					21,575,944
Royalties						
Royalties	USD M	$				42
Operating Costs						
Mining Cost	USD M	Mined Tonnes	$	853	$	60.20
Processing Cost	USD M	Milled Tonnes	$	432	$	20.03
General & Admin	USD M	Milled Tonnes	$	86	$	4.01
Other Operating Costs	USD M	Milled Tonnes	$	16	$	0.72
Sub-total Operating Cost	*USD M*	Milled Tonnes	*$*	*1,387*	*$*	*64.28*
Capital Costs						
Sustaining Capital	USD M	Milled Tonnes	$	128	$	5.94
Other Capital (non Sust.)	USD M	Milled Tonnes	$	16	$	0.76
Other Costs						
Closure Costs	USD M	Milled Tonnes	$	8	$	0.39
Tax	USD M	Milled Tonnes	$	53	$	2.45
TOTAL	USD M	$				1,635

Daily maintenance routine at the newly commissioned VOG 1350 pump station


WLL-1.5TON
challenge
pumps
Vortex
Mixer tank

1.9 Permitting requirements

M39/1116 is a mining lease issued by the Department of Minerals Resources and Safety (DMIRS) under the Western Australian Mining Act 1978. The mining lease is currently held by AngloGold Ashanti Australia Limited (100%).

Permitting to cause any disturbance, including mining, must be in accordance with the current 33 conditions and 11 endorsements issued by the Department at the grant of the mining lease, and as varied by DMIRS from time to time.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

1.10 Conclusions and recommendations

The Qualified Person (QP) Mineral Resource concludes that the estimation process is sufficient to provide an accurate representation of tonnes and grade to inform the mining plan. The process of hard boundary domaining and high-grade restraining provides suitable controls on estimation smearing and high-grade values. Further work should be undertaken to investigate blanket implementation of grade-capping per domain.

The QP Mineral Reserve concludes that the Mineral Reserve as reported is in accordance with Regulation S-K 1300. It is recommended that the increased Mineral Reserve base is used to explore options for optimisation of the asset in the future, and that work continues on the revision of the modifying factors for the underground operations.

2 Introduction

2.1 Disclose registrant

AngloGold Ashanti Limited is the registrant for whom the Technical Report Summary was prepared.

2.2 Terms of reference and purpose for which this Technical Report Summary was prepared

The Technical Report Summary was prepared to support the current Mineral Resource and Mineral Reserve. The Mineral Resource and Mineral Reserve are reported as at 31 December 2021. The Mineral Resource is reported in situ for block models and constrained within a limiting volume while the Mineral Reserve is reported as delivered to the processing facility and is thus inclusive of ore loss and dilution factors. Any stockpiles are reported as broken material for both Mineral Resource and Mineral Reserve.

AngloGold Ashanti requires that the Mineral Reserve is generated at a minimum of the equivalent of a Pre-Feasibility Study (PFS) level.

Terms of reference are following AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve and based on public reporting requirements as per regulation S-K 1300. Although the term Mineral Reserve is used throughout S-K 1300 and this document, it is recognised that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti uses Ore Reserve in its internal reporting.

The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. The qualified person must draft the summary to conform, to the extent practicable, with the plain English principles set forth in § 230.421 of this chapter. Should more detail be required they will be furnished on request.

The following should be noted in respect of the Technical Report Summary:

- All figures are expressed on an attributable basis unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- AUD refers to Australian dollars
- Group and company are used interchangeably
- Mine, operation, business unit and property are used interchangeably
- Rounding of numbers may result in computational discrepancies
- To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper, content with no decimals
- Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
- Abbreviations used in this report: gold – Au
- The reference co-ordinate systems used for the location of properties as well as infrastructure and licences maps / plans are latitude longitude geographic co-ordinates in various formats, or the relevant Universal Transverse Mercator (UTM) projection.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

2.3 Sources of information and data contained in the report / used in its preparation

The majority of data used comes from primary drilling and assay sources obtained by AngloGold Ashanti. Historical drilling data completed on the Sunrise Dam lease by the previous owners was validated by AngloGold Ashanti personnel when the lease was purchased in 2002 and is used in the Mineral Resource estimate. This report also uses internal information generated by Sunrise Dam as part of its Business Planning process which is the overarching process to generate Mineral Resource and Mineral Reserve at the operation.

2.4 Qualified Person(s) site inspections

The Qualified Person (QP) for the underground Mineral Resource is based at the Perth head office and the Mineral Reserve is based at the operation. The QP for the open pit Mineral Reserve is based at the Perth head office. Both the Mineral Resource and open pit Mineral Reserve QP's regularly visit site.

2.5 Purpose of this report

This is first time reporting of the Technical Report Summary for Sunrise Dam. There are no previously filed Technical Report Summaries for this operation. Reporting in this Technical Report Summary is to support the declaration of both Mineral Resource and Mineral Reserve according to the new S-K 1300 rules.

3 Property description

3.1 Location of the property

Sunrise Dam is located in the state of Western Australia, Australia. The Sunrise Dam Gold Mine mining leases are located 55km south of the township of Laverton and approximately 205km NNE of Kalgoorlie. The mine is approximately 800km NE of Perth and can be accessed by road via Laverton, or by charter flight from Perth. Sunrise Dam is located on the western edge of the Great Victoria Desert and on the eastern shore of Lake Carey. Sunrise Dam is located at co-ordinates 122° 26' 20" E, 29° 05' 37" S.

Map showing the location of Sunrise Dam Gold Mine, Western Australia


N
Map data ©2019 Google
Karlamilyi National Park
Gibson Desert Nature Reserve
WESTERN AUSTRALIA
Sunrise Dam Gold Mine
Great Victoria Desert Nature Reserve
Perth
200 km

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AngloGold Ashanti Sunrise Dam - 31 December 2021

3.2 Area of the property

The Sunrise Dam tenement group covers an area of 158.8km^2. This includes the active mining lease and all miscellaneous leases associated with mining infrastructure (water bore field, gas pipeline, etc.).

3.3 Legal aspects (including environmental liabilities) and permitting

The Mineral Reserve is located within mining lease M39/1116. The mining lease is in good standing and is valid from 19 July 2017 to 18 July 2038 covering a total area of 7,808ha. A Mining Tenement Register search for mining lease M39/1116 details the tenement containing the Sunrise Dam Gold Mine.

Map showing the location, infrastructure and mining license area for Sunrise Dam. The co-ordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM co-ordinate system.


to Laverton
Golden Delicious
Mine village
Cleo Pit
Daniel portal
GQ portal
Cosmo portal
WSZ portal
Watu portal
Lake
Carey
M39/1116
SDGM Plant centroid Co-ordinates
29°05'35"S, 122°26'18"E
0
1
2
3 Km
to Kalgoorlie
Insert: Total Mining Lease area
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
TSF
Waste Dumps
Underground access
Village
Roads
Main
Secondary
Airfield
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N

30 March 2022

16

AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 17 Sunrise Dam has security of tenure for all current exploration licences and the mining lease that covers its future Mineral Reserve. There are no material issues relating to native title or heritage, historical sites, wilderness or national parks, or environmental settings. Mining lease M39/1116 is valid from 19 July 2017 to 18 July 2038. All permits required for operation of the mine and an approved Mine Closure Plan are in place and no legal proceedings are known to affect the rights to mine. All permits and an approved Mine Closure Plan required for operation of the mine are in place. 3.4 Agreements, royalties and liabilities The state government of Western Australia imposes a royalty for gold and silver production, at a rate of 2.5% of the royalty value of the metal produced, with no royalty payable on the first 2,500oz of gold metal produced each financial year. Under the Sale and Purchase Agreement for the Sunrise Dam lease, gold royalties and backfill royalties are payable to Sunrise Mines Limited (which is a subsidiary of Barrick Gold Corporation) with respect to mining activities on tenement M39/1116 (but only within the former boundary of M39/217). Gold royalty is payable to Sunrise Mines Limited, on a sliding scale basis, at a rate of AUD$10-$15/oz, with the first 100,000oz exempt. Backfill royalty is payable at a rate of AUD$0.15/m3. The project is wholly owned by the Registrant. The closure provision in AngloGold Ashanti’s financial statements is calculated based on accounting standards. It consists of the future cash estimates discounted back to the reporting date, using the company set discount rates and excludes items such as proceeds on sale of plant. In addition, Sunrise Dam pays an annual levy to the WA Government Mine Rehabilitation Fund (MRF), which is calculated based on the area of disturbance. In 2021, AUD$544,797.54 was paid to the MRF. 4 Accessibility, climate, local resources, infrastructure and physiography 4.1 Property description Sunrise Dam lies on the eastern side of Lake Carey, a large salt lake. The local topography is flat and sits approximately 400m above mean sea level. The climate is arid with an average annual rainfall of 230mm and temperatures ranging from 0°C in winter to 48°C in summer. Access to site is via secondary roads from Laverton, or from Kalgoorlie via the Yarri Road. Most of the workforce operates on a fly-in, fly-out basis, with a sealed aerodrome onsite, allowing for daily charters to and from Perth or Kalgoorlie. A small number of personnel drives in and out from Kalgoorlie for their rostered days onsite. Accommodation is provided onsite with a 600-person camp available, 5km’s north of the mine site. Power is generated onsite by liquefied natural gas (LNG) generators. The LNG is supplied to site via a pipeline. 5 History The initial exploration tenements over Sunrise Dam were taken out by Delta Gold in 1983. The economic supergene mineralisation was intersected in reverse-circulation (RC) drilling in the northern part of the orebody in 1990. RC and rotary air blast (RAB) drilling in the period 1992-94 defined a Mineral Resource of 4.8Mt @ 3.0g/t. In 1994, Placer Dome became involved in the project through what was known as the Granny Smith Joint Venture. Acacia Resources acquired ground to the south of Sunrise in 1989 over what was called the Cleo Deposit. RAB and air core drilling programs returned anomalous results in a 1991 drilling program and AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 18 economic intersections in 1993. The initial Mineral Resource estimate totalled 3.2Mt @ 4.4g/t. Open pit mining commenced in the Sunrise Pit by the Placer Granny Smith Joint Venture. Acacia commenced production from the Cleo pit in 1997 with onsite ore treatment of 1.0Mtpa for about 100,000oz/yr. Acacia Resources was acquired by AngloGold Ashanti in 2000 and in 2002 AngloGold Ashanti took control of the Sunrise Pit and amalgamated the two operations into the Sunrise Dam Gold Mine. An aggressive phase of near mine exploration took place which resulted in major discoveries allowing the open pit to expand significantly and justify underground mining. The open pit ceased mining in January 2014. The Golden Delicious deposit was first identified through regional exploration work in 1980's. During the 1990's a series of Mineral Resource development phases took place. These identified a Mineral Resource of approximately 3.7Mt @ 1.69g/t for 200Koz of gold. In 2009, a re-evaluation of Golden Delicious took place involving two phases of Mineral Resource development drilling which took place in the last quarter of 2009 and throughout 2012. A Mineral Resource estimate was performed using Uniform Conditioning which resulted in a revised Mineral Resource of 2.44Mt @ 1.54g/t for 121Koz gold based on a 0.8g/t cut- off grade within the 2010 $1100 optimisation shell. Due to the economics of the project, it was deemed unfeasible and was not pursued. In 2019, based on the increased gold price, a PFS study for Golden Delicious was conducted which included a new Mineral Resource estimation method using Localised Uniform Conditioning. This updated model resulted in a revised Mineral Resource of 4.9Mt @ 1.22g/t for 192Koz gold based on a 0.5g/t cut-off grade within a $1400 optimisation shell. The Mineral Resource estimates at Sunrise Dam are calibrated to grade control models which are in turn tuned to the response through the processing plant. Due to the coarse gold nature of the deposit, the Mine Call Factor (MCF) has been highly variable over the life of the operation, with it often being strongly positive in the open pit. For the rolling 12 months to December 2021, it is sitting at +1%. Reconciliation of the Mineral Resource model to grade control model shows a variable relationship of between -9% and +3% on ounces from 2018 to 2021. This is largely due to the high sample variability and highly discontinuous ore bodies, which can only be truly resolved with close-spaced drill hole data. Broad spaced Mineral Resource drilling gives confidence in the spatial location for development and grade control drilling platform but lacks sufficient data for final mine design. Reconciliation of the Mining Feed to Plant Accounted shows a consistently positive relationship on ounces. Reconciliation data for 2018 to 2021 Sunrise Dam Year Reconciliation Entity 2018 2019 2020 2021 Mineral Resource Model (oz) 350,367 259,838 222,189 323,929 Grade Control Model (oz) 317,669 250,053 225,839 333,096 Percentage (%) 91 96 102 103 Sunrise Dam Year Reconciliation Entity 2018 2019 2020 2021 Mining Feed (oz) 322,979 274,602 268,641 277,989 Plant Accounted (oz) 344,336 309,877 303,691 279,936 Percentage (%) 107 113 113 101 AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 19 6 Geological setting, mineralisation and deposit 6.1 Geological setting The Sunrise Dam deposit is located on the eastern margin of the Laverton Tectonic Belt in the north- eastern Goldfields of Western Australia. It is hosted by andesitic to basaltic volcano-clastic rocks and magnetite-rich shales and turbidites (banded iron formation), which have been intruded by quartz-feldspar porphyry sills and dykes and localised ultramafic and lamprophyre dykes. Lithological units have been metamorphosed to greenschist facies. A complex structural and mineralisation history has been responsible for the variably oriented structures hosting gold mineralisation involving at least six phases of deformation. The Golden Delicious deposit is hosted by a north-south striking granodiorite/syenite intrusion through andesite host rock. At Sunrise Dam, gold mineralisation is structurally controlled and typically occupies low angle thrust duplex zones, which have been reactivated during brittle deformation events, as well as steep hydrothermal breccias. Gold is exclusively found in veins composed of quartz, calcite and varying amounts of iron and arsenic rich sulphides. Wall rock alteration is dominated by sericite-silica-sulphide compositions and is typically pervasive in the ductile thrust zones but localised in the breccia domains. Gold is found as free particles up to centimetre scale nuggets and occluded within the sulphide matrices. Coarse gold over the life of the mine has accounted for up to 45% of the recoverable gold in the plant, however, future projections of gravity gold recovery target 30% due to changes in the mineralogy of the deposit at depth. At Golden Delicious, gold mineralisation is majority hosted in a granodiorite/syenite intrusion with lower grade mineralisation being present in the andesite country rock. Mineralisation strikes north-northwest with a 40° dip to the west. Mineralisation represents as strong hematite alteration through the intrusions with coarse pyrite. 6.2 Geological model and data density Geological modelling of the Sunrise Dam deposit is completed using Vulcan™ and Leapfrog™ geological software. Mineralisation is generally structurally controlled, and a structural architecture model is developed based on observations in the diamond core, underground exposure and gold assay continuity based on intervals greater than 0.5g/t. Mineralised domains are 3D wireframe solids representing the interpreted broad scale continuity and orientation. A simplified lithological model is build using Leapfrog™ software using the geological modelling tools available to produce a coherent stratigraphic model and a large-scale structural model of major shear and fault zones. The lithologies seen in the underground mining environment are dominantly intermediate volcanics with reworked volcaniclastic sediments. A central north-south striking felsic intrusion exists at depth and is part of a granitic body stretching several kilometres through the Sunrise Dam tenements. The northern portion of the mine is dominated by shallow banded siltstone formations (BIF) intercalated with doleritic sills. To the south, a large komatiitic body is present which disrupts the gold-bearing zones and produces areas of significantly diminished gold mineralisation and geotechnical instability. At Sunrise Dam, drill hole spacing on sections, and between sections, typically range from 20m x 20m to 100m x 100m. Most the Indicated underground Mineral Resource area has been drill tested at a nominal density of 20m x 40m with the spacing closed up to 20m x 20m within the upper levels of the mine. Grade control RC drilling uses a 10m x 10m drill fan pattern to produce a Measured Mineral Resource. Drill hole samples are composited to 3m prior to estimation. The reliability of the drilling and sampling data is considered to be high. At Golden Delicious drill hole spacing on sections, and between sections, typically range from 25m x 25m through the mineralised zone to 100m x 100m away from mineralisation. Grade control RC drilling is done from surface at a spacing of 12.5m x 12.5m. At this spacing the interpretation is considered reliable. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 20 Sunrise Dam is a mature deposit with ongoing underground exploration and Mineral Resource definition drilling occurring at a range of scales to meet the requirements of the mining schedule. Golden Delicious is currently being excavated via open cut mining practices and undergoes RC grade control drilling. Summary cross section (100,300mN – local mine grid) looking north showing major lithological units and major structural controls in the Sunrise Dam underground mine Summary cross section (98,940mN – local mine grid) looking north showing major lithological units and major structural controls in the Sunrise Dam underground mine 6.3 Mineralisation Gold is the primary economic mineral, which is accompanied by minor amounts of silver. Gold is found in free form and occluded in pyrite and arsenopyrite. Arsenic is sampled and modelled, as it is used to predict gold recovery in the plant. No other minerals or metals are of economic interest.

AngloGold Ashanti Sunrise Dam - 31 December 2021

The mineralised zones at Sunrise Dam constitute a variety of mineralisation styles ranging from moderately dipping ductile shear zones (reactivated thrust zones) through to steep dipping breccias and stockworks (brittle dextral fault zones). Mineralisation zones vary in width from a few metres up to 50m thick. Strike and dip extent vary from a few hundred metres up to 2km. The deposit is open at depth and along strike with mineralisation being encountered at depths of up to 1.5km below surface. The mineralisation seen at Sunrise Dam is often very complex and exhibits very sharp changes in spatial extent and dramatic grade changes at the vein scale. Due to this, drilling at every stage needs to be intense to attain the required definition to make reasonable decisions for mine planning.

The mineralised zone at Golden Delicious consists of multiple mineralised zones over approximately 100m of thickness, 250m of north-south strike length and 250m of dip length. Most zones display moderate continuity with individual zones being up to 40m thick and 100m of dip length. Mineralisation is dominantly hosted within a granodiorite zone with a syenite intrusion on the western margin and does extend into the andesite country rock but is generally of lower grade and continuity.

7 Exploration

7.1 Nature and extent of relevant exploration work

Exploration activities conducted in 2021 consisted of diamond and RC drilling campaigns in both the underground and surface environments.

The focus of exploration in 2021 has been to develop the Mineral Resource through defining extensions and converting known ore bodies to an Indicated Mineral Resource level of confidence. Sunrise Dam is two years into a three-year strategy of Mineral Resource growth through increased exploration diamond drilling with the aim of adding three years of Mineral Reserve to the life of mine.

The exploration strategy for 2022 involves converting the remaining high priority ore zones from an Inferred Mineral Resource to Indicated Mineral Resource classification. Drilling targets are also being prioritised to maintain the pipeline of material to replenish Inferred Mineral Resource. Lastly, a new underground drilling platform is being developed which should provide advantageous drilling orientations to define a major extension to a new high-grade ore zone.

Summary of historic exploration drilling metres


Historic Exploration Drilling Metres
Start of 3 Year
Exploration Growth
Strategy (2020 - 2022)
250,000
200,000
150,000
100,000
50,000
0
Exploration Drilling Metres
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Budget Year

Diamond core logging provides data on lithology, alteration type and intensity, mineralogy, structure type and orientation and sample intervals. All logging data is collected by geologists and validated before

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AngloGold Ashanti Sunrise Dam - 31 December 2021

importing into the database. Sample intervals are 1m and any core loss is logged. Assay reports returning from the offsite laboratory contain sample weights and unique sample identifier numbers which are stored in the database.

A Total Field Magnetometric Resistivity (TFMMR) survey was completed in Q4 2021. This survey was conducted using an airborne drone with the purpose of collecting geophysical data and identifying potential open pit or shallow underground targets.

The TFMMR survey area is 7.6km^2 and primarily assessed the northern extensions of the historic open pit mine and other near surface targets.

AngloGold Ashanti uses various software programs to collect the different forms of drilling data obtained during exploration. The main packages are from Microsoft (SQL Server™ and Access™), Micromine Pty Limited (Geobank Mobile™) and Maxwell Services Limited (DataShed™). The database is managed with Microsoft SQL Server Management Studio™ and Maxwell's DataShed™.

Logging data including sampling, magnetic susceptibility and dry bulk density is captured and validated in the field directly via a rugged laptop/tablet into Geobank Mobile™ software. All data captured in Geobank™ undergoes automatic validation steps to ensure data is correct before being imported to the database. Validation steps include checking logging intervals do not exceed end of hole depth, all codes conform to the standard logging codes used, there are no overlapping intervals present and measured data is within the range specified. All validation steps are customised for each logging file. Once all logging data is validated it is transferred to the main Sunrise Dam exploration database by automated scripts created and managed in-house by the Database Administrator.

Daily drilling forms (Plods) are completed by the driller in digital form and are uploaded to the database via a Microsoft Access™ based importer which was created in-house. Validation is performed to ensure time codes and values are acceptable.

Assay results received from the laboratories are emailed to site and stored on the server, results are validated, and all quality assurance and quality control (QAQC) issues investigated prior to upload to the database. All logging and assay data is stored in the same geological database and the server is backed up every 24 hours.

All exploration drilling conducted at Sunrise Dam is conducted on behalf of AngloGold Ashanti by specialist drilling contractors, Boart Longyear and Bluespec Drilling, who provide drilling and survey data directly to AngloGold Ashanti.

7.2 Drilling techniques and spacing

All RC drilling is conducted using a 121mm diameter face sampling bit. Samples are taken over 1.5m increments.

Diamond drilling is carried out using NQ2 core barrels with limited HQ for geotechnical drilling. Diamond drilling is used exclusively for exploration and Mineral Resource definition drilling and historic grade control with hole lengths that vary from 100m to 1,500m. All core is orientated using the Boart Longyear TruCore™ orientation tool.

All RC, air core (AC) chips and diamond core for exploration/Mineral Resource definition is geologically logged for lithology, alteration, and mineralisation (including sulphide percentage and shearing percentage). Regolith logs are completed on holes drilled from surface or drilled through the uppermost profile of the mine. Sample methodology and some quality data is recorded for all sampling (e.g., half-core, quarter-core, whole core for diamond; wet split, dry split etc. for RC/AC). Field duplicate (RC), blank samples and standards are inserted as QAQC measures in all drill programs.

Diamond core is always orientated with reference to bottom of hole and geological structures measured in alpha and beta with transformations to dip/dip direction done in the SQL database (Datashed™). Diamond core is always photographed and stored digitally, with remaining half-core stored and catalogued at the core farm. RC and selected AC chips are placed in chip trays and stored for future reference at the core

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AngloGold Ashanti Sunrise Dam - 31 December 2021

farm. Geotechnical data recorded includes Q (rock tunnelling index), GSI (geological strength index), RQD (rock quality designation) and matrix and fracture categorisation.

All logging data is digitally captured and validated on Panasonic Toughbook's™ via Geobank™ software and uploaded to Datashed™ (SQL database). Datashed™ houses all exploration drilling at Sunrise Dam and all drilling data in near mine/regional tenement areas historically managed by Sunrise Dam, dating back to deposit discovery. This includes Placer Granny Smith Joint Venture data (pre-100% AngloGold Ashanti ownership). Regular checks are conducted by geologists to ensure that the data input is correct and consistent and is restricted to pre-set logging and sampling codes.

Logging of geological information at Sunrise Dam is predominantly quantitative in nature, with all datasets being validated against a prescribed set of codes or parameters. Core photography is undertaken on wet, whole core with files being stored on the Sunrise Dam server and metadata being stored in the mine's exploration database.

Upon implementation of underground RC drilling for Grade Control practices, a new cone splitter was developed and installed on all rigs to ensure minimal sample bias from the wet RC drilling. RC bulk sample campaigns were completed to ensure minimal sample loss and delimitation error. This was conducted using a mass balance calculation from the primary, duplicate and reject sample weights. These weights are then compared to the theoretical weight of the column of rock based on hole diameter, sample length and density characteristics of the lithology. Diamond drilling core recovery is logged by the geologist over each drill run. Core recovery is consistently good (greater than 99%) with minor loss occurring in fractured ground.

Bulk sample recovery study across two RC rigs


Bulk Sample Recovery


120%
100%
80%
60%
40%
20%
0%
Sample Recovery
Sample Number
Recovery %
100%
mean 97%

A range of downhole survey instruments have been used. Gyroscopic tools have been routinely used for surface exploration holes since 1997. UG exploration drilling has used the Downhole Surveys DeviFlex™ tool from 2005 to 2017 and the Gyro Max Twin Gyro™ tool 2017 to 2020 with a combination of Reflex Sprint IQ™ and the Devico DeviGyro™ being used in 2021. The spatial accuracy of drilling data is considered sufficient for the Mineral Resource estimates.

Details of average drill hole spacing and type in relation to Mineral Resource classification

Category	Spacing (m)	Type of drilling				
		Diamond	RC	Blasthole	Channel	Other
Measured	10x10,12.5x12.5	Yes	Yes	-	-	-
Indicated	40x20, 40x40	Yes	Yes	-	-	-
Inferred	100x100, 40x40	Yes	Yes	-	-	-
Grade/ore control	10x10, 6x8	-	Yes	Yes	-	-

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AngloGold Ashanti Sunrise Dam - 31 December 2021

7.3 Results

AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at our brownfields operations is generally to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While these increase confidence in our Mineral Resource as well as add life of mine extensions, the incremental additions that occur on a yearly basis are not material to that operation or the company as a whole. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on in the project section of the report (Section 1.4 and/or Section 7.1). In our major greenfield projects, if any single drill result is considered material and may change the reported Mineral Resource significantly, then it will be reported.

Long section summary showing Vogue mineralised domains


VOGUE - LONG SECTION
99400mN
99200mN
99000mN
98800mN
98600mN
98400mN
Sunrise Shear
1800mRL
1600mRL
1400mRL
1200mRL
1000mRL
5
4A
2A
1A
2B
17
10
16
WED
8
7A
7B
6
4B
4A
9
11A
14
12A
15
VS/WE DECLINE
Carey Shear
200 metres

The 2021 drilling results of the Vogue orebody show a significant structure has been discovered in a perpendicular orientation to the main lodes. Mineralisation appears to be hosted within a highly altered shear zone striking west to east with a steep north dip. Continuity within this domain is patchy to the west and down-dip but increases to the east and contains multiple high-grade intercepts. The upper portion has been observed in recent grade control drilling and the orientation is supported by multiple direct structural measurements from diamond core and apparent continuity between assays. Exploration is ongoing.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Long section summary showing Carey Shear mineralised domains


CAREY - LONG SECTION
100000mN
99500mN
1500mRL
Carey Decline
Carey Upper
Carey
1000mRL
200 metres
500mRL

Drilling targeting Carey Shear zone at depths of over 1,200m below surface continue to show consistent results. The Carey Shear zone is the deepest continuous mineralised zone that has been discovered and currently contains approximately 900koz of gold. Infill and extensional drilling have been ongoing, and results show a consistently mineralised zone 10m to 30m thick extending to greater than 600m of strike and dipping west 60°. Exploration is currently on hold pending a mining strategy review.

Long section summary showing Frankie mineralised domains


FRANKIE - LONG SECTION
Frankie HW
Frankie Shear
Midway Shear - Upper
Midway Shear - Middle
3A
2
3B
3C
2
Sunrise Shear
1B
1A
Midway Shear - Lower



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AngloGold Ashanti Sunrise Dam - 31 December 2021

Exploration activities within the newly defined Frankie orebody have been continuous for the past 12 months due to the continuity seen, good grade potential and higher elevation in the mine. Frankie is comprised of ten distinct lodes; all roughly strike north south but with differing dip angles and grade profiles. A purpose-mined drilling platform was completed early in 2021 which allowed for close-spaced drilling and detailed interpretations to be completed. The main Frankie lodes comprise of a steep limb of a large ductile shear zone (Sunrise Shear Zone) which shows mylonitic textures, a strong proximal sericite dominated alteration profile and abundant pyritic sulphides. Exploration is ongoing.

7.4 Locations of drill holes and other samples

During the 2021 reporting period, exploration diamond drilling focused on three key areas of the mine – Vogue, Carey Shear and the newly discovered Frankie mineralised zones. All drilling was conducted from dedicated underground drilling platforms and was drilled at NQ2 diameter.

Long section looking East showing mineralised lodes (coloured) and drill hole traces (grey) from the Sunrise Dam underground mine


N
750m

7.5 Hydrogeology

The sampling methods for groundwater parameters consist mostly of drilling large diameter production bores followed by bore development and airlift yields. This process includes hydrogeological logging and interpretation which in turn is followed by test pumping with observation bores (where practical) for aquifer parameters. The test pumping process consist of the following:

1) Stepped Tests - four steps of one hour each with the following yields a) one third of airlift yield b) two thirds of airlift yield c) airlift yield and d) four one thirds of airlift yield. The data is then interpreted for constant rate tests and preliminary aquifer properties.

2) Constant rate tests - based on the stepped test recommended yield for at least 12 hours to 48 hours depending on the pump rate. Constraints to not doing long pump tests include the size of the sump that would accommodate the water from the production bore and the availability of a night shift if the pump test

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AngloGold Ashanti Sunrise Dam - 31 December 2021

have to be stopped overnight. The constant rate tests are used for calculating aquifer parameters.

3) Measurement of water level recoveries after pump testing. The recovery test data are used to verify the aquifer parameters as calculated during the constant rate tests.

Pump testing measurements are taken with industry standard electronic water level loggers and electronic flow meter loggers.

Observation bores - two or three observation bores are used where the aquifer permeability allows the pump testing drawdown to reach the observation bores during pump testing.

Interpretations - the pump testing interpretations are made by an experienced registered professional hydrogeologist at an external consulting company.

No laboratory tests have been undertaken for groundwater flow and aquifer parameters. All the site aquifer characterisation relies on drilling and pump testing data.

Water quality testing as done ad hoc, monthly and quarterly are sent to a qualified NATA accredited laboratory. Water samples are taking with reference to the regulatory required samples and the site licensing requirements. SDGM relies on ALS and SGS, both NATA accredited laboratories, to ensure adequate quality control and quality assurance procedures on water assays.

Testing water quality at Lake Carey



Groundwater models based on the USGS Modflow™ system have been created for several projects in the Sunrise Dam active mining area. These models include a groundwater conceptual model, steady state calibration to existing monitoring data, transient calibrations as well as several future predictive models.

This model includes all the site aquifers and has been calibrated to observation bore water levels as well as flows from production bores and mining sumps. The main material assumption is that the current hydrogeological knowledge onsite is adequate to represent a simplified conceptual model and numerical flow model.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

A site wide surface water model has been created and is based on data captured from the local site weather station as well as neighbouring and nearby town weather data. This model is used to predict rainfall intensities and durations as well as flood water volumes that may report to the operational area as well as the individual open pits. These predicted volumes are considered during water pumping infrastructure designs and flood management planning. The surface water model is updated yearly, and any findings are scheduled into the short-term mine plans for construction and maintenance. The main material assumption is that the current hydrological knowledge onsite is adequate to represent the Sunrise Dam site surface water flow environment and characteristics

7.6 Geotechnical testing and analysis

Both core logging and underground mapping processes are used on a regular basis for rock mass classification and stability analysis, this data is used for both direct analysis and as an input into the geotechnical block model

Selected drill holes are logged geotechnically using the Dempers geotechnical logging method as described in the SDGM Core logging manual. Core logging aims to identify Tunnel Quality Index (Q) classification (Grimstadt & Barton, 1993), major structures, rock defect orientations and defect surface characteristics in oriented holes. Typically 20% of all core drilled is logged using the Dempers geotechnical logging method. All core logging data is stored within the internal Datashed™ database.

Scanline mapping was originally completed on selected underground development according to the scanline mapping procedure. This data is contained within the Geotechnical Mapping Database.

Window (Cell) mapping is currently the preferred geotechnical mapping method and is used for design purposes.

The geotechnical properties database for the lithologies found underground is updated every semester or when required, e.g., when a new ore body is found, and more tests are required in a particular zone. Uniaxial Compressive Strength (UCS) and Triaxial tests are the most common tests done on rock core samples. Data collection targets all main lithologies with data being added consistently throughout the year based on depth and location of ore body targets.

Tests on rock core samples are done by a third-party laboratory (e.g., SGS, E-Precision, Curtin University). Drill core specimens with length to diameter ratio greater than 2:1 are cut with a diamond saw to achieve nearly parallel end faces within ± 0.025mm. The cylinder is then submitted to UCS measurements within an electronic-servo controlled Material Test System (MTS) at loading rates of approximately $10^{-5}S^{-1}$ until failure of the specimen. The loading data and other test parameters are recorded using a computer-based data acquisition system, and the UCS is reported. All testing, analysis and interpretation is undertaken by professional engineers accredited by Engineers Australia. The practices and procedures followed for 'routine' tests are to industry wide standards including International Society for Rock Mechanics standards (ISRM), American Society for Testing and Materials (ASTM) and Australian Standards. All sample preparations and testing follow the ISRM (1981 and 1999).

Laboratory results are analysed by the site geotechnical engineers to determine if there were any unconformities within the sample that were not observed in core. The results are then used to determine geotechnical rock properties (UCS, Poisson's Ratio, Young's Modulus, Cohesion, Friction Angle, etc.). The results can then be used in different analyses such as determination of Tunnel Quality Index Q and defining rock strength criteria in numerical modelling back-analysis.

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AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 29 Summary table of Geotechnical properties by lithology Lithology Average UCS (MPa) St. Dev UCS Average Poisson’s Ratio ν Average Density (kg/m3) Average Young’s Modulus (GPa) Andesite 179.6 68 0.3 2779.3 76 Sediments 162.1 42.4 0.3 2849.4 78 Schist 84 N/A 0.4 2861 53.1 Basalt 142.8 28.4 0.3 2789.8 67.6 Ultramafic 115.8 19.9 N/A 2892 N/A Porphyry 164.8 35.4 0.3 2660.9 77.1 Using the properties per lithology, results from core logging and development mapping, and the proximity to major shears or faults, the rock mass is divided into distinct geotechnical domains (a volume of rock with generally similar geotechnical rock mass properties). It is the opinion of the Geotechnical Superintendent that this assumption is reasonable, and all test work carried out meets the required standards. Mine excavation and ground support designs can therefore be carried using the rock mass properties per domain. 8 Sample preparation, analysis and security 8.1 Sample preparation Diamond drill core is sampled at 1m increments and analysed for gold using inductively coupled plasma atomic absorption spectroscopy (ICP-AES) at an accredited laboratory. Underground reverse circulation samples are collected for grade control and analysed for gold using ICP-AES. Portable X-ray fluorescence (XRF) analyses are performed on all drill hole samples for multi-element assay. Samples are sealed in calico bags, which are in turn placed in large poly-weave bulka-bags for transport to the assay laboratory (primarily the SGS laboratory, Kalgoorlie). Filled poly-weave bulka-bags are secured on wooden crates and transported directly via road freight to the laboratory with a corresponding submission form and consignment note. SGS checks the samples received against the submission form and notifies AngloGold Ashanti of any missing or additional samples. Once SGS has completed the assaying, the pulp packets, pulp residues and coarse rejects are held in their secure warehouse. On request, the pulp packets are returned to the AngloGold Ashanti warehouse on secure pallets where they are documented for long-term storage and retrieval. AngloGold Ashanti uses various software programs to collect the different forms of drilling data obtained during exploration. Up to the end of 2015, merging of logging data into the database was semi-automated via a file transfer program called dPipe™. Karjeni Pty Limited developed dPipe™ to facilitate the transfer of data from one format into another into SQL databases. This program has the ability to read a file to split, composite and append data into the desired format. From 2016, logging data has been synchronised from Geobank™ directly into Datashed™, and field data, such as real-time kinematic positioning (RTK) collar co-ordinates and downhole surveys are loaded via DataShed™ importers. Assay results received from the laboratories are emailed to geologists and stored on the server. Assay data files are loaded via DataShed™ importers, and loading procedures include QAQC checks to ensure standards and blanks have returned acceptable results. Rigorous data validation procedures are in place to identify data issues. Logging data collected includes lithology, alteration type and intensity, mineralogy, sample interval and structure type and orientation. Core loss is measured and recorded. Diamond drill hole core is NQ2 diameter and sampled at 1m increments. Bulk dry density measurements are performed on selected holes to give a spatially and lithologically representative dataset. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 30 Exploration and Mineral Resource definition drilling is generally done from specific drill drives designed to provide intercepts perpendicular to the structural orientation of the mineralisation where possible, based on the current understanding of the mineralisation. Every effort is made to produced unbiased sample data and extra samples will be collected at the grade control phase to determine the final metal content. Where intercepts are of poor orientation relative to the mineralisation additional holes are generally drilled at a later date to confirm true thickness measurements. Exploration upside and Inferred Mineral Resource drill core is kept in the core farm and catalogued for future requirements of metallurgical test work or occasionally resampling. Coarse rejects and pulps from the laboratory are held for a period of three months to allow sample selection for check assaying at an umpire laboratory. RC grade control rejects and pulps are kept also for three months for check assay work. Core recoveries at Sunrise Dam are generally very good with a visual estimate made whilst logging. Extensive sample recovery monitoring is done for the grade control RC drilling. Full bulk sampling is undertaken to measure sample recovery capturing the reject and sub sample material for mass balance calculations. Sample recovery using RC at Sunrise is in excess of 95%. Core sampling for exploration upside or Inferred Mineral Resource phase drill holes are half-core. Diamond core is cut onsite at the Sunrise Dam core yard facility and is dispatched to the laboratory for crushing and sampling. The core saw is calibrated at the start of each shift to ensure the cut is 50% and extensive work has been done to ensure this is always the case by testing different saw blades and custom core boats. Indicated Mineral Resource phase drill holes are whole core sampled using a hammer to reduce core lengths to fit the sample bags. Core fragments are collected per metre to reduce sample loss. RC samples are sampled under wet conditions to suppress dust. Sub-samples are collected using a standard cyclone and static cone splitter. All samples are first dried in ovens for 12-24hrs at 110°C. Half-core is prepared by crushing in a jaw crusher to approximately 6mm and then the crushed material is pulverised using an LM5 vibratory disc mill to achieve 90% passing 75 microns. Whole core is treated in a similar fashion however the crushed product is split prior to pulverising in the LM5. Once pulverised, a 250g pulp sub-sample is removed from the LM5 bowl. A 30g aliquot is then taken from the 250g pulp sample and is used as the fire assay charge. RC samples are prepared in the same way as diamond core but are not subjected to the crushing stage. A second 250g split sample is also collected from the pulverised sample in the LM5 for further quality control monitoring. 8.2 Assay method and laboratory Core and RC samples have been prepared and assayed at SGS laboratories in Perth, Kalgoorlie and onsite at AngloGold Ashanti’s Tropicana gold mine. All laboratories are accredited. Gold is analysed using Fire Assay using a 30g sample charge and ICP-AES. This is industry standard to measure the total gold content of the sample and is of high accuracy. Portable X-ray fluorescence instruments are used to collect multi-element data for metallurgical modelling and use matrix-matched standards developed from Sunrise Dam ROM material for calibration. 8.3 Sampling governance All diamond drill core which is drilled is assayed to ensure waste samples are present in the data. Diamond half-core and whole core sampling is performed in the core yard and aims to ensure there is no contamination between samples. Wet RC samples are collected from the splitter which is then flushed between every drill rod run. Samples are taken at 1.5m increments which match the drill rod length to ensure no contamination occurs when adding rods. All samples receive a unique sample identification number and are dispatched and recorded on a Sample Dispatch Order (SDO). This is reconciled at the laboratory with any missing samples being noted and followed up. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 31 All samples received from the laboratory arrive password protected and are sent to a group email. Sample files are loaded into a secure drill hole database which has a series of unique identifiers to ensure that the correct samples are allocated to the correct hole and downhole position. This is managed by the site geologists with both database checks and visual checks against geological logging to ensure that the assay results make sense. Questionable results are sent back to the laboratory for checking to ensure there have not been any sample swaps. The sampling governance is audited on an annual basis and is conducted by the QAQC geologists and Senior Database administrator. No fatal flaws were observed during the last audit. 8.4 Quality Control and Quality Assurance Gold is assayed by fire assay using a 30g sample charge. Wet sieve tests are carried out on 5% of the samples to ensure that the grain size consistently meets the requirements for homogenisation. Coarse blank material is inserted into the sample stream to monitor contamination within the sample preparation equipment. Blank material is typically inserted after known mineralisation. Pulp standards of known grade (Certified Reference Material) are inserted into each batch sent to the laboratory at a rate of 1:50 to monitor precision in the fire assay stage of the analysis. SGS insert their own internal standards to monitor the calibration of the equipment at a rate of 1:20. Repeat samples, a duplicate 30g charge from the same pulp, are assayed at frequency of 1:20 and are selected randomly or after anomalous results throughout each batch. Precision between these sample pairs is of a high standard. Split samples based on a 30g charge from a second 250g pulp are assayed at a rate of 1:20. Precision between these sample pairs is good but tends to be more variable than that of the repeat assays. Check assays are also regularly sent to an independent umpire laboratory to monitor precision levels and biases between the laboratories. Historically the performance of the laboratory has been to a satisfactory level. Plot of standard reference material used over a monthly period (December 2021) to show laboratory accuracy is acceptable. Outliers highlighted in red were investigated and shown to be swapped standards AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 32 Scatter plot showing Au assays versus Au repeats from SGS Perth laboratory over a monthly period (December 2021) Summary of coarse blank standard material over a monthly period (December 2021) Standard Batch Standard ID Expected Value (ppm) Assay Value (ppm) Outlier Outcome/Comments Coarse Blank PER21-03116 SD0116109 0.01 0.06 >0.05 Slightly elevated zone of very high-grade. No swap identified in pXRF. No refire requested. Contamination of sample was highly likely. Coarse Blank PER21-03115 SD0114942 0.01 0.07 >0.05 Slightly elevated zone of intermittent low – high- grade. No swap identified in pXRF. Refire requested returned results within expected value. Contamination of sample was highly likely. Coarse Blank PER21-03395 EXP44701 0.01 0.08 >0.05 Slightly elevated zone of intermittent low-grade. No swap identified in pXRF. No refire requested. Contamination of sample was highly likely. Coarse Blank PER21-03334 SD0127206 0.01 0.13 >0.05 Within zone of low-high-grades. Laboratory’s refire shows sample still elevated. Contamination of samples was highly likely. Coarse Blank PER21-03295 SD0106432 0.01 0.13 >0.05 Within zone of low-high-grades. Laboratory’s refire shows sample result within expected values. Contamination of original samples was highly likely. Coarse Blank PER21-02979 SD0103963 0.01 0.14 >0.05 Within zone of low-high-grades. Laboratory’s refire shows sample still elevated. Contamination of samples was highly likely. Coarse Blank PER21-03203 SD0120043 0.01 0.51 >0.05 Possible lab sample swap. Also identified in pXRF. Laboratory’s refire shows sample returned similar results. Quartz Wash PER21-03115 BFSD0114938 0.00 0.41 >0.00 Follows high-grade sample of 158ppm with visible gold logged. Quartz Wash PER21-03115 BFSD0114963 0.00 0.02 >0.00 Follows high-grade sample of 125ppm with visible gold logged. Quartz Wash PER21-03115 BFSD0114965 0.00 0.04 >0.00 Follows high-grade sample of 262ppm with visible gold logged.

AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 33 Quartz Wash PER21-03115 BFSD0114966 0.00 0.71 >0.00 Follows high-grade sample of 2.71ppm with visible gold logged. Quartz Wash PER21-03115 BFSD0115065 0.00 0.03 >0.00 Follows high-grade sample of 36.62ppm with visible gold logged. Quartz Wash PER21-02989 BFSD0106934 0.00 0.03 >0.00 Follows high-grade sample of 5.98ppm with visible gold logged. Quartz Wash PER21-03323 BFSD0122947 0.00 0.04 >0.00 Follows high-grade sample of 15.81ppm with visible gold logged. As part of the QAQC process, a selection of sample pulps is sent to an umpire laboratory for independent assay to check for bias from a single laboratory. After the initial 30g charge is taken for assay by SGS Perth, the remaining ~200g of pulverised material is sent to Intertek Genalysis laboratory, Perth, for umpire check work. The two independent assays are then compared to identify bias. 2021 check work assays have been compared and no systemic bias has been detected. Outlier samples were investigated and determined to have been sample swaps. Assay comparison between SGS and Genalysis (umpire) testing for bias (2021 sample data) 8.5 Qualified Person's opinion on adequacy The sample collection, preparation, assay technique and QAQC are all appropriate and meet industry standards. 9 Data verification 9.1 Data verification procedures External audits are performed annually to ensure the integrity of data from the laboratory matches that which is used in the estimate and that the process do not allow for bias and errors. Internal audits are performed annually to assess the viability of processes conducted to achieve the estimate. Laboratory audits check processes related to sample sorting, sample preparation, pulverising, weighing, fire assaying, aqua regia assaying and instrument testing facilities for bias and whether processes exceed the tolerances AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 34 described in the contract. These processes generally track data from being dispatched from site to the laboratory and reconcile the assay results sent match the values used for the estimation. 9.2 Limitations on, or failure to conduct verification Internal and external laboratory audits are always conducted annually and have never been missed. 9.3 Qualified Person's opinion on data adequacy All data used in this Technical Report is fully validated and of high quality. All assays adhere to strict QAQC guidelines and are deemed reliable and accurate 10 Mineral processing and metallurgical testing 10.1 Mineral processing / metallurgical testing The Sunrise Dam processing plant has been operational for more than 24 years resulting in an empirically developed geometallurgical model that is well understood and can be used to predict the gold recovery based on a number of factors including mill throughput rate, grind size, feed Au grade, feed As grade, CIL residence time and gravity recovery. Empirical modelling of plant data has shown that plant gold recovery is a function of the mill feed gold grade, arsenic grade, gravity recoverable gold content, the ore hardness and the mill feed size p80. The ore hardness and mill feed size impact the degree of liberation of sulphides and gold through the grinding circuit which in turn impact on flotation sulphur and gold recovery. A higher flotation recovery produces a higher overall gold recovery value. Regarding the arsenic grade, the arsenic concentration is seen to influence the amount of gold in solid solution in arsenopyrite with an increasing amount of arsenic in the mill feed also translating to an increase in the amount of gold in solid solution. The Sunrise Dam processing plant is not designed to extract solid solution gold from arsenopyrite. Therefore, a higher arsenic grade in the mill feed is seen to negatively affect recovery. Regarding gravity recoverable gold, a higher content of gravity recoverable gold produces a higher overall plant recovery as the efficiency of the gravity gold treatment circuit in recovering free gold is superior to that of the CIL circuit which is where the balance of the gold is recovered at Sunrise Dam. The gravity gold treatment process is superior to that of the CIL circuit as the process utilises significantly more cyanide and oxidising agent per unit mass of gold bearing ore compared to that of the CIL. circuit 10.2 Laboratory and results All metallurgical testing is carried out by a NATA-certified metallurgical laboratory (ALS Metallurgy, Perth). 10.3 Qualified Person's opinion on data adequacy The processing method at Sunrise Dam is conventional in nature and well understood, and that the analytical procedures in place are appropriate. 11 Mineral Resource estimates 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource The underground Mineral Resource which forms part of the Mineral Reserve is included in the life of mine plan and has been demonstrated to be economic based on a planning gold price of $1,500. The exclusive Mineral Resource that is not included in the Mineral Reserve is considered to have reasonable prospects for economic extraction as it meets the cut-off grade requirements at the Mineral Resource gold price and is spatially located within economically mineable volumes, defined by a MSO tool. The Mineral Resource at Golden Delicious is based on an optimised pit shell at the specified Mineral Resource gold price ($1,500/ AUD$2,072). The Mineral Reserve is based on an updated open pit design at the Mineral Reserve gold price ($1,200/ AUD$1,633). AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 35 The underground mine uses conventional sub-level open stoping with waste used to fill stope voids. The mine is accessed via decline and extraction is conducted using loaders and trucks. Open stoping voids are generally greater than 10,000t with approximately 30% planned dilution accommodated in the design. Footwall slope angles are between 45° and 90° to ensure blasted material travels to extraction levels without requiring further mechanical intervention. Stoping heights and widths are determined by geotechnical analysis on a case-by-case basis and mining/blasting levels are generally spaced 25m to 30m vertically. Historically, hydraulic paste fill has been utilised to fill large voids to allow the extraction of adjacent/pillar material, however, the paste plant has since been decommissioned. Golden Delicious is extracted via open cut mining practices and utilises drill and blast methods in fresh rock. Power is generated on site using gas fired generators. Gas is delivered via a pipeline. Water on site is supplied by a series of production wells located to the east of the operation. There are sufficient water resources to supply the mine and processing plant into the future. The mine is fully operational, and all government permits are in place, and all compliance-reporting obligations are met annually. The site is subject to internal audits annually and external audits on a three- year rolling basis. Sunrise Dam has operated for more than 24 years, and over that time has built a solid relationship with the local community. AngloGold Ashanti supports the local community in many aspects as well as providing work for local people. The environmental compliance and management are very high and is regularly monitored and audited by the Department of Mines, Industry Regulation and Safety (DMIRS). There are no marketing parameters that affect the operation. All gold is sold to refineries. The gold price used for Mineral Reserve and Planning is supplied by AngloGold Ashanti. The values are derived using historical and forward-looking calculations. The inflation rates assumed are based on prior AngloGold Ashanti Treasury guidance, whilst discount rates utilised at AngloGold Ashanti are derived from the weighted average cost of capital for Australia. No material Mineral Resource risks have been identified. An external audit of the Mineral Resource was conducted by SRK Consulting Ltd in late 2021 in which the data collection, sampling, interpretation, and estimation methodology were assessed for appropriateness against industry best practice and found no fatal flaws in process or output. An internal audit by AngloGold Ashanti’s Strategic Technical Group was also conducted in 2021 and found no fatal flaws in process or output. There are no known material risks which currently affect the operation. A significant reduction in the gold price, which is not likely in the foreseeable future could potentially result in the early closure of the operation. The prospect for economic extraction at some time in the future relies on the gold price increasing or staying at similar levels to that of today. 11.2 Key assumptions, parameters and methods used The Mineral Resource is exclusive of Mineral Reserve in this Technical Report Summary. The Mineral Resource exclusive of Mineral Reserve ("exclusive Mineral Resource") is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of the following components: • Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape; • Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume; • Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases); AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 36 • Mineral Resource where the technical studies to engineer a Mineral Reserve have not yet been completed. The Mineral Resource is reported as of 31st December 2021. Underground and open cut depletion actuals are used until the end of September with the remaining depletion being predicted from the mining schedule. Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The case for economic extraction of the reportable Mineral Resource is met by utilising a MSO tool in Deswik. Deswik.SO™ generates shapes based on mineable geometries and volumes which exceed the Mineral Resource cut-off grade as determined using the corporate guidance. Depletion is coded into the model and metal which has been depleted is ignored by the MSO. A stand-off distance of 5m is applied to historic mining stope voids to ensure geotechnical stability and material within this 5m zone are considered to be sterilised, unless explicitly informed by the Geotechnical department. Shapes are generated and evaluated through the block model to determine the final Mineral Resource. In the event that the MSO output does not completely encompass the Mineral Reserve (due to planned dilution and mining requirements), the Mineral Reserve is included with the final Mineral Resource reporting solid. Parameters under which the Mineral Resource was generated (open pit) Operating Unit Golden Delicious Ore Mined k tonnes 2,057 Waste Mined k tonnes 1,975 Total material mined k tonnes 4,032 Stripping ratio t:t 6:1 Costs Ore Mining cost $/tonne mined 3.25 Waste mining cost $/tonne mined 1.04 Processing Cost $/tonne treated 19.23 G&A $/tonne treated 3.84 Other Parameters Met. Recovery % 92 Slope angles degree 28-59° Mineral Resource cut-off grade g/t 0.5 Parameters under which the Mineral Resource was generated (underground) Cost Inputs Unit Sunrise Dam Ore mined k tonnes 12,097 Total material mined k tonnes 15,379 Costs Lateral development (average) $US/tonne ore mined 10.97 Vertical development (average) $US/tonne ore mined 2.40 Production $US/tonne ore mined 18.39 Material handling $US/tonne ore mined 9.36 Backfill / Others $US/tonne ore mined 0.00 Mine Services $US/tonne ore mined 3.79 Processing cost $US/tonne treated 19.23 MSO optimising cut-off (Average) g/t 1.65 Mineral Resource cut-off grade g/t 1.1 Metallurgical Recovery factor %MetRF 83.40% The MSO parameters used to define the Mineral Resource are coincident with those used to determine the Mineral Reserve, with the exception of the cut-off grade as this was determined separately using the

AngloGold Ashanti Sunrise Dam - 31 December 2021

corporate gold price and exchange rate assumptions under both Mineral Resource and Mineral Reserve conditions. These parameters are discussed in more detail in Chapter 13, however, a subset of the parameters used to evaluate the Frankie ore domain are shown below.

Parameters under which the Mineral Resource was generated for the Frankie domain

Dom	Domain	Triangulation	Azimuth	Dip	Easting	Δ Easting	Northing	Δ Northing	RL	Δ RL	Rotation	Seed Dip
1	Sunrise Shear	SSZ_0121.00t	34	49	49,650	300	100,300	600	1,700	250	35	60
2	Above Sunrise	SSZ_Hangingwall_0121.00t			49,650	300	100,300	600	1,700	250	35	60
	1700 South				49,400	400	100,250	700	1,450	250		
	1900 South				50,000	500	99,100	650	1,900	300		
	1900 North						99,750		1,900			
3	Below Sunrise	SSZ_Footwall_0121.00t			49,650	300	100,300	600	1,700	250	35	60
15	Astro Main	Astro_Main_0421.00t	355	90	50,150	250	100,000	800	1,770	350	(5)	90
17	Astro Flat	Astro_Flat_1_1020.00t	30	50	49,700	800	100,150	1,200	1,650	300	30	50
	Astro Main	Astro_Main_0421.00t	355	90	50,150	250	100,000	800	1,770	350	(5)	90
	Astro Flat	Astro_Flat_1_1020.00t	30	50	49,700	800	100,150	1,200	1,650	300	30	50
79-88	Frankie 1A	FRA_1A_0721.00t	Control Surface		49,300	500	100,100	750	1,375	525		
80	Frankie 1B	FRA_1B_0421.00t	Control Surface		49,300	500	100,100	750	1,375	525	25	65
87	Frankie 4	FRA_4_0721.00t	Control Surface		49,300	500	100,100	750	1,375	525	25	65
88	Frankie 5	FRA_5_0721.00t	Control Surface		49,300	500	100,100	750	1,375	525	25	65

At Sunrise Dam underground, the mineralisation and structural complexity is very high which poses challenges to 3D interpretation and modelling at the exploration stage. Interpretation and modelling are completed at the mine scale with geostatistics used to resolve the complexity at the mining scale. 3D solids are created at a broad scale to capture the main structural domains and architecture which contain mineralisation. The structural domains are modelled in Vulcan™ and Leapfrog™ using a combination of lithology, mineralisation, and structural indicators. The mineralisation is controlled spatially by the structural architecture as it is shear and vein hosted. The continuity and confidence at the structural domain scale are considered good.

For Golden Delicious, the geological model has been constructed based on primary logging and assay data. Three-dimensional surfaces and solids have been constructed in Leapfrog™ software using the implicit modelling tools based on grouped lithological logging codes. Logging codes are grouped into similar rock types to provide a simplified lithological model. The groupings are adjusted on boundaries to produce a smoother output without dramatically changing the output. Mineralisation modelling was completed based on the gold assay values to produce a coherent mineralised envelope to constrain mineralisation for estimation. Drilling density is high enough to determine strong continuity between drilling sections.

All the geological data recorded are considered to be very good quality and is stored in a single validated geological database (Datashed™).

There are no obvious geological, mining, metallurgical, environmental, social, infrastructural, legal or economic factor which would have a significant impact on exploration around the deposit.

Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the grade of the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values and top cutting is used in specific examples. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Stockpile grades were estimated by means of the conditional simulation geostatistical method.

The Golden Delicious deposit has been estimated using Localised Uniform Conditioning. All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains, and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population, they are then capped to an appropriate upper limit for the population.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Sunrise Dam inclusive Mineral Resource gold grade and tonnage curve (surface)


Total Sunrise Dam
Surface (Metric Interpolated Attributable Values)
Tonnes above cut-off (millions)
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Average grade above cut-off (g/t)
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 2.25 2.50 2.75 3.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off (g/t)

Sunrise Dam inclusive Mineral Resource gold grade and tonnage curve (underground)


Total Sunrise Dam
Underground (Metric Interpolated Attributable Values)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
0.00 8.00 16.00 24.00 32.00 40.00 48.00 56.00 64.00
2.00 5.00 8.00 11.00 14.00 17.00 20.00
0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00
Tonnes above cut-off
Average grade above cut-off (g/t)

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Ordinary block kriging is considered appropriate at Sunrise Dam. The orebody exhibits an extremely skewed grade distribution and to control tonnage and grade estimates, high-grade restraining is used to limit the influence of extreme outliers. In some circumstances, samples have been capped at levels between 20g/t and 50g/t depending on the domain and the level of grade smearing.

Domains are used as 'hard' boundaries for the estimation, so a sample is exclusive to a single domain and all domains are estimated separately with their own set of high-grade restraining parameters. Samples are composited to 3m length intervals to reduce variability. Estimation blocks are either 2m x 4m x 2.5m (XYZ), 6m x 8m x 5m (XYZ) or 12m x 16m x 10m (XYZ) based on drill hole spacing. This produces blocks which are technically smaller than the selective mining unit, but it provides more granularity and reconcile well to mill production. Due to the extreme variability seen between samples, variography is performed on normal transformed data to determine sills and ranges and the variogram model is back transformed to raw space. Variograms and search ellipses are rotated to the direction of highest continuity, as determined from the geological interpretation.

Three search ellipses are used based on sample density to reduce the proportion of negative weights - 16m x 16m x 6m (GC spacing), 30m x 30m x 10m (Indicated Mineral Resource spacing) and 80m x 80m x 30m (Inferred Mineral Resource or lower confidence classification). Local scale grade control models are produced using conditional simulation and are used to back-calibrate the Mineral Resource model by changing estimation parameters to aim to produce similar grade/tonnage curves.

For Golden Delicious, Localised Uniform Conditioning (LUC) was determined to be appropriate due to the data being bi-gaussian in nature and amenable to the Uniform Conditioning process which uses a Discrete Gaussian Model for the change of support correction. Golden Delicious has a much lower variability when compared to Sunrise Dam and has not required sample capping or restraining. The deposit is domained into 'ore' and 'not ore' groups which are estimated separately, both using the LUC method. Local grade control models using conditional simulation are patched into the Mineral Resource model to produce an integrated planning model. Samples are composited to 3m lengths and estimation is done into 16m x 36m x 9m panels and 6m x 12m x 3m SMUs.

Schematic long section showing Mineral Resource estimation domains through the deposit


North
2400mRL
Waste Dump
South
Cleo Pit
WSZ
2000mRL
SSZ
Astro
GQ
Elle
Sunrise Shear
Astro Flat
Cosmo
Dolly
MWS Steeps
Jaguar
Frankie
1500mRL
Cosmo East
Vogue
Carey Upper
1000mRL
Carey Shear
Carey
500 metres

Gold is the only economic variable estimated and no correlations are made with other variables.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Isatis™ Software (2018 version) is used for the Mineral Resource estimation and Maptek Vulcan™ (2021) is used to build the model architecture. Parameters used for estimation vary between mineralised domains.

The estimated grades in the deposit were validated by comparing the kriged block grade with the data in horizontal and vertical swaths through the deposit to identify regions of under- or over-estimation. This is done on a per-domain basis to provide better granularity. The model is calibrated to local grade control estimates (which show a stronger mine to mill reconciliation) by comparing estimates over comparable volumes and adjusting estimation parameters to produce a better fit to the grade control estimate.

No co-products or by-products are estimated. Deleterious element arsenic is estimated as it shows a strong correlation to mill recovery. Arsenic is estimated using the same domains as gold due to their reasonable spatial relationship but they are estimated independently.

11.3 Mineral Resource classification and uncertainty

For Sunrise Dam, the Mineral Resource has been classified based on an average drill spacing of 10m x 10m for Measured Mineral Resource, 20m x 40m for the Indicated Mineral Resource and 40m x 40m for the Inferred Mineral Resource. Drilling which is sparser than 40m x 40m does not provide enough data to confidently identify grade continuity and this material remains unclassified.

At Golden Delicious, the Mineral Resource has been classified based on an average drill spacing of 25m x 25m for Measured, 50m x 50m for Indicated and 100m x 100m for Inferred Mineral Resource.

These sample spacings have been calculated independently by Golder Associates Inc. in a 2016 report which determined they would conform to the AngloGold Ashanti guideline of the 15% rule. The 15% rule requires a Measured Mineral Resource to reconcile within 15% of the metal estimated at least 90% of the time (over three-month periods), while for an Indicated Mineral Resource estimate the estimate should be within 15% of the metal estimated at least 90% of the time (over yearly periods). For Inferred Mineral Resource the error may be greater than 15%, 90% of the time (over yearly periods).

Example section looking North through the Mineral Resource model showing Mineral Resource Classification (red = Measured, yellow = Indicated and blue = Inferred) based on sample density and drill hole traces (black)


Measured
Indicated
Inferred
W
E
100m
2000 L
1900 L
1800 L
1700 L
1600 L
49800 E
49900 E
50000 E
50100 E
50200 E
50300 E
50400 E

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40

AngloGold Ashanti Sunrise Dam - 31 December 2021

Uncertainty associated with sample collection, preparation, assaying and data management are considered to be minor as best practice sample collection, preparation and QAQC methodologies are followed.

11.4 Mineral Resource summary

The exclusive Mineral Resource is reported as of 31st December 2021 and is stated as a combined Mineral Resource of 52.26Mt at 1.95g/t for 3.28Moz. The exclusive Mineral Resource is spatially calculated as the reporting Mineral Reserve volumes intersected against the full Mineral Resource 3D solid. Depletions are taken as nine months actuals and three months predicted for the year, and material within 5m of existing stoping voids is considered to be sterilised and not reported.

Exclusive gold Mineral Resource

Sunrise Dam		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Golden Delicious	Measured	0.09	0.92	0.08	0.00
	Indicated	1.12	0.78	0.87	0.03
	Measured & Indicated	1.21	0.79	0.95	0.03
	Inferred	0.02	0.86	0.02	0.00
Sunrise Dam stockpile (open pit)	Measured	0.26	0.70	0.18	0.01
	Indicated	-	-	-	-
	Measured & Indicated	0.26	0.70	0.18	0.01
	Inferred	-	-	-	-
Sunrise Dam underground	Measured	11.81	1.66	19.56	0.63
	Indicated	15.38	1.66	25.61	0.82
	Measured & Indicated	27.20	1.66	45.17	1.45
	Inferred	23.58	2.36	55.65	1.79
Total	Measured	12.16	1.63	19.82	0.64
	Indicated	16.50	1.60	26.48	0.85
	Measured & Indicated	28.66	1.62	46.29	1.49
	Inferred	23.60	2.36	55.67	1.79

11.5 Qualified Person's opinion

It is the opinion of the QP Mineral Resource, that the estimation processes used to determine the Mineral Resource are adequate and provide a high level of confidence for estimating total metal and can be used for mine planning purposes. The exclusive Mineral Resource has been spatially determined against the Mineral Reserve and all reported Mineral Resource is encapsulated within a MSO output, which conforms to current underground mining practices. Identical MSO parameters are used for determining the Mineral Resource and Mineral Reserve, as per internal guidelines, to ensure the robustness of the Mineral Resource.

The exclusive Mineral Resource is comprised of approximately 55% Inferred Mineral Resource classification and based on historic conversion rates, has a strong probability of converting to Mineral Reserve once additional drilling has been completed.

12 Mineral Reserve estimates

12.1 Key assumptions, parameters and methods used

The current life of mine strategy for the Sunrise Dam Gold Mine, as of 31 December 2021, continues to be one of growth through exploration, with a view to maintaining the 4.1Mtpa processing plant at capacity through a combination of the underground, satellite open pit, and low-grade stockpile feed material. At current underground production, plant feed is approximately 65% underground with the remainder consisting of low-grade surface stockpile material and the Golden Delicious open pit ore source.

The main criteria for value maximisation at Sunrise Dam is to optimise the cash flow and net present value

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AngloGold Ashanti Sunrise Dam - 31 December 2021

(NPV). As the low-grade stockpile is depleted, there is an increasing need to look for additional underground and/or open pit sources to supplement the mill feed, which sees the operation increasingly viewed as mine constrained rather than mill constrained. Future planning work at Sunrise Dam aims to leverage the successful exploration results to explore a range of additional strategies for the asset.

The selected point of reference is the 31 December 2021 and the reference point for all tonnages and grades reported for the Sunrise Dam Mineral Reserve is mine-delivered and considers that point where the run of mine material is delivered to the processing plant.

The complexity of the mineralisation at Sunrise Dam does not lend itself well to selective mining practices so in terms of the underground operation, a semi-selective process has been adopted based on best fit against the Mineral Resource models provided. The modifying factors have been considered for each of the domains and calibrated against mine actuals through the reconciliation process. Stope and pillar designs comply with defined geotechnical parameters calibrated empirically. A combination of semi-selective mining and adherence to geotechnical parameters can result in planned dilution which can be in excess of 30%, with a further 5% unplanned dilution applied based on back analysis of mined stopes. Mining Recovery is set to 100%, however, sterilisation has been applied in areas where full recovery of the Mineral Reserve is affected by proximity to infrastructure (i.e., pit walls, etc) and an extraction ratio has been applied in areas where the contiguity of the stopes is such that full extraction would be unlikely.

The open pit mine design is based on geotechnical designs with batter and berm configuration, with ramp gradients typically at 11% (1:9).

The surface and underground installed infrastructure at Sunrise Dam is sufficient to cater to the current mine requirements, with allowances made in the mine plan to support future production needs. The current 2022 budget life of mine plan considers a production build over four years to 3.2M tonnes per annum from the underground mine, consisting of Mineral Reserve, Mineral Resource, and exploration upside material out to 2030. The Mineral Reserve life of mine plan maintains a 2.6M tonne per annum production profile consisting solely of Mineral Reserve material out to 2027. Closure plans have been completed and are updated annually as part of the budgeting process.

The main modifying factors used in the Sunrise Dam Mineral Reserve estimate are as follows:

- Full grade cut-off grade = 1.65g/t underground, 0.75g/t open pit
- Dilution % = 6% underground (5% applied to stopes and 10% applied to development), 0% open pit
- Average dilution grade = 0.68g/t underground
- Mining recovery = 100%
- Mine call factor = 100%
- Average metallurgical Recovery = 83.4% underground, 92% open pit
- Extraction ratio = 85% to 100% applied to each stope individually, depending on the likelihood of being able to recover the full amount of the stope during to a variety of factors including stope geometry, and pillar allowance.
- Gold price used to determine break-even cut-off grade for mineral inventory = $1,200.
- Gold price used to determine cashflow = $1,500.

The modifying factors applied to the Mineral Reserve have been based on historic reconciliation results, where a long-term positive reconciliation trend has been identified. As a result, the applied factors for dilution and mining recovery can be considered aggressive when compared to the industry norms. Steps have been taken throughout 2021 to review the reconciliation data in support of maintaining the current modifying factors. This has seen a slight increase in the percentage of planned dilution compared with previous years, in combination with a reduction in the dilution grades applied. More work is tabled in this space for 2022.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Mineral Reserve modifying factors

as at 31 December 2021	Primary Commodity Price ($)	Local Price of Primary Commodity Unit	Exchange Rate	Cut-off grade g/t Au	Dilution %	Dilution g/t
Golden Delicious	1,200	USD/oz	0.74	0.75	0.0	0.0
Sunrise Dam underground	1,200	USD/oz	0.74	1.65	5.60	0.68
Sunrise Dam stockpile (underground)	1,200	USD/oz	0.74	1.65	0.0	0.0

as at 31 December 2021	% RMF (based on tonnes)	% RMF (based on g/t)	% MRF (based on tonnes)	% MRF (based on g/t)	% MCF	Met RF %
Golden Delicious	100.0	100.0	100.0	100.0	100.0	92.0
Sunrise Dam underground	100.0	100.0	100.0	100.0	100.0	83.4
Sunrise Dam stockpile (underground)	100.0	100.0	100.0	100.0	100.0	83.4

12.2 Cut-off grades

Cut-off parameters have been based on the 2022 Business Planning cost estimates (over a five and six-year period) and corporate gold price and exchange rate assumptions. Nominal break-even cut-off grades were calculated in accordance with the 2014 AngloGold Ashanti Code for the Calculation of Cut-off Grades, with further refinement undertaken to achieve both a Mortimer's and Lane-style balancing cut-off for the underground (Hall, 2014).

12.3 Mineral Reserve classification and uncertainty

The underground Mineral Reserve has been derived from the Mineral Resource model, with the Proven and Probable Mineral Reserve consisting of that part of the Measured and Indicated Mineral Resource model deemed to be economically mineable based on reference assumptions such as price, and modifying factors such as dilution, mining losses and mill recovery. The economically mineable shapes derived from the model have been used as the basis of a detailed Mine Reserve life of mine plan that is projected to provide a margin on total cost at the planning price of $1,500. The 2021 Mineral Reserve estimate reflects the fact that Sunrise Dam is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Mineral Reserve growth the initial step in a move toward optimisation through full asset potential.

Ordinary kriging using both RC and diamond drill results are used to estimate the Mineral Resource model. Areas where grade control RC drilling have been completed are then overwritten to the model.

The Proven Mineral Reserve for Sunrise Dam has a high degree of confidence in the modifying factors applied and have been derived from the Measured Mineral Resource, in addition to the surface stockpiles. Probable Mineral Reserve has been derived from Indicated Mineral Resource.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Location of 2021 Mineral Reserve compared to 2020 Mineral Reserve shapes (exclusive of conceptual development)


ANGLOGOLDASHANTI
AUSTRALIA
As-built
2020 Reserve
2021 Reserve
2022 Concept
DMR: 2021 Mineral Reserves (against 2020)
DFL:
2021 EOY MROR
Scale:
1:10000
Date:
20/02/2022
Drawn By:
CKnievel

No Measured Mineral Resource has been classified as Probable Mineral Reserve.

Only Measured and Indicated Mineral Resource has been considered for inclusion in the Mineral Reserve.

All Mineral Resource is quoted as inclusive and exclusive of Mineral Reserve and clearly labelled as such.

12.4 Mineral Reserve summary

Cut-off parameters have been based on the 2022 Business Planning cost assumptions for Sunrise Dam (over both a five and six-year period) and Corporate gold price and exchange rate assumptions. Nominal break-even cut-off grades were calculated in accordance with the 2014 AngloGold Ashanti Code for the Calculation of Cut-off Grades, with further refinement undertaken to achieve both a Mortimer's and Lane-style balancing cut-off for the underground (Hall, 2014).

It is the conclusion of the QP Mineral Reserve that the Mineral Reserve as reported is in accordance with Regulation S-K 1300 and the SAMREC Code (2016). It is recommended that the increased Mineral Reserve base is used to explore options for optimisation of the asset in the future, and that work continues on the revision of the modifying factors for the underground operations.

The Sunrise Dam Mineral Reserve consists of the underground, open pit, and low-grade stockpile source material.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Gold Mineral Reserve

Sunrise Dam		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Golden Delicious	Proven	0.16	1.33	0.21	0.01
	Probable	1.91	1.38	2.63	0.08
	Total	2.07	1.37	2.84	0.09
Sunrise Dam stockpile (open pit)	Proven	7.38	0.93	6.89	0.22
	Probable	-	-	-	-
	Total	7.38	0.93	6.89	0.22
Sunrise Dam underground	Proven	4.56	2.41	11	0.35
	Probable	7.49	2.63	19.71	0.63
	Total	12.05	2.55	30.71	0.99
Sunrise Dam stockpile (underground)	Proven	0.08	2.53	0.19	0.01
	Probable	-	-	-	-
	Total	0.08	2.53	0.19	0.01
Total	Proven	12.18	1.50	18.30	0.59
	Probable	9.40	2.38	22.34	0.72
	Total	21.58	1.88	40.64	1.31

The reference point for all tonnages and grades reported for the Sunrise Dam Mineral Reserve is mine-delivered and considers that point where the run of mine material is delivered to the processing plant. It is reported at 31 December 2021.

With caution, AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such, the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve.

12.5 Qualified Person's opinion

It is the opinion of the Qualified Person that the Mineral Reserve reported is in accordance with Regulation S-K 1300. It is however recommended that the increased Mineral Reserve base is used to explore options for optimisation of the asset in the future, and that work continues on the revision of the modifying factors for the underground operations. Given the nature of the Sunrise Dam orebodies and their sensitivity to grade (section 19.3), only a modest change to any of the modifying factors impacting grade could be expected to have an impact on the financial evaluation depending on how the material is treated within the model.

13 Mining methods

Mining methods are domain-dependent and relate to the style of mineralisation. Sub-level open stoping methods are employed in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East, Sunrise Shear (SSZ), and Astro) use narrow open-stoping methods. All waste from infrastructure development is used to backfill mined stopes.

Golden Delicious open pit is conventionally mined, with the waste material scheduled to external waste dumps. Ore material is stockpiled by the mining fleet near the pit crest before being overhauled to the Sunrise run-of-mine (ROM) pad.

Sunrise Dam employs mechanised sub-level open stoping mining methods, with the category of "open-stoping" including a wide array of variants depending on the use of fill, mining direction, extraction across single or multiple levels etc. The common factor across these variants is that during extraction, the openings created must remain open. After extraction, the openings may be filled or left open, and the pillars left between stopes may be extracted or left in place.

Sub-level open-stoping is considered both a sensible and cost-effective choice for the orebody, however, given the time that has elapsed since the original feasibility study was conducted in 2007 the mining method

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AngloGold Ashanti Sunrise Dam - 31 December 2021

for each of the main underground ore domains was re-assessed in 2021. This cross-functional assessment was carried out using an options matrix consisting of two parts. The first part was based on the quantitative Nicholas method (1981) and relied upon the characterisation of parameters such as rock strength and grade distribution. The second part was a more qualitative engineering selection matrix that was built specifically for Sunrise Dam to compensate for additional factors such as mining cost, production rate, technical risk, labour availability, environmental regulations, etc. The engineering matrix also sought to capture the teams' preferences concerning the various methods presented. The result was confirmation that the currently employed methods remain the most appropriate for the orebody.

With the mining method confirmed, additional work was undertaken throughout 2021 to refine the stope design parameters used with the Mineable Shape Optimiser tool in Deswik (Deswik.SO™). The Deswik.SO™ parameters were refined for each individual ore domain such that the resulting stopes were more reflective of the geological controls. This change in the methodology had a positive impact on the resulting Mineral Reserve, which was offset by an increased extraction ratio being applied to the more contiguous stope shapes.

A summary of the Deswik.SO™ parameters applied to a subset of the Sunrise Dam ore domains

Dom	Domain	Triangulation	Azimuth	Dip	Easting	Δ Easting	Northing	Δ Northing	RL	Δ RL	Rotation	Seed Dip
8	Hammerhead	HHEAD_0610.00t			50,300	275	99,420	370	1,833	250	-	90
9	HMH Porphyry	HMH_Porphyry_dom1_0720.00t			50,300	275	99,420	370	1,833	250	-	65
10	Dolly	DOL_100816.00t	26	62	49,850	450	99,300	550	1,620	420	25	60
11	WSZ				50,250	200	99,000	600	2,050	150	(10)	60
13	GQ Pit	GQ_0610.00t	3	(56)	50,150	220	99,720	370	1,900	200	-	120
14	GQ Bulk	GQB_0610.00t	49	(88)	49,800	220	99,800	370	1,850	200	50	90
15	Astro Main	Astro_Main_0421.00t	355	90	50,150	250	100,000	800	1,770	350	(5)	90
	Astro Flat	Astro_Flat_1_1020.00t	30	50	49,700	800	100,150	1,200	1,650	300	30	50
17	Astro Main	Astro_Main_0421.00t	355	90	50,150	250	100,000	800	1,770	350	(5)	90
	Astro Flat	Astro_Flat_1_1020.00t	30	50	49,700	800	100,150	1,200	1,650	300	30	50
21	MWS - Includes GQ Main	MWS_Lower_FW_Cut_0121.00t										
22	MWS Steep1	MWS_Steep1_170226.00t	344	61								60
23	MWS Steep2	MWS_Steep2_0919.00t	355	85								85
24	MWS Steep3	MWS_Steep3_0919.00t	340	70								70
25	MWS Steep4	MWS_Steep4_0919.00t	340	(75)								105
26	MWS Steep4b	MWS_Steep4b_0919.00t	340	82	50,100	75	99,000	75	1,725	100		80
27	MWS Steep2b	MWS_Steep2b_0919.00t	348	76							(10)	75
28	MWS Steep5	MWS_Steep5_0720.00t	346	(71)							(15)	110
29	MWS Steep6	MWS_Steep6_0919.00t	326	70							(35)	70
30	MWS Steep7	MWS_Steep7_0419.00t	350	(76)							(10)	105
31	MWS Steep8	MWS_Steep8_0419.00t	358	(85)							-	95
32	MWS Steep9	MWS_Steep9_0919.00t	333	43							(30)	50
33	MWS Steep10	MWS_Steep10_0919.00t	6	(86)							5	95
70	Cosmo	COS_Domain_0418.00t										
71	Cosmo Pod	COS2_Domain.00t										
	Cosmo Combined		5	90	50,250	250	99,450	610	1,425	560	5	90
72	Cosmo East	COE_Domain_Steep_0121.00t	5	90	50,400	250	99,400	650	1,375	560	5	90
73	Carey Shear	Carey_Main_0421.00t			49,650	650	98,990	1,500	525	750	10	55
74	Carey Shear Upper	Carey_Upper_1020.00t	10	50	50,300	300	99,440	500	1,269	200	10	50

Dom	Domain	Triangulation	Azimuth	Dip	Easting	Δ Easting	Northing	Δ Northing	RL	Δ RL	Rotation	Seed Dip
40	Vogue 1A	VOG_1_A_0421.00t	344	87	49,980	120	98,800	520	1,370	350	(15)	90
41	Vogue 1B	VOG_1_B_0420.00t	352	78	49,930	50	99,160	150	1,490	200	(10)	80
42	Vogue 2A	VOG_2_A_0421.00t	322	69	50,100	250	98,700	580	1,350	380	(35)	70
43	Vogue 2B	VOG_2_B_0420.00t	341	66	49,880	100	99,175	150	1,520	150	(20)	70
44	Vogue 3	VOG_3_0420.00t	358	89	50,040	40	99,070	140	1,520	220	-	90
45	Vogue 4A	VOG_4_A_1020.00t	349	(85)	50,060	150	98,850	450	1,290	550	(10)	95
46	Vogue 4B	VOG_4_B_0420.00t	348	(85)	50,059	200	98,850	450	1,300	550	(10)	95
47	Vogue 5	VOG_5_0421.00t	352	82	50,170	90	98,940	400	1,350	500	(10)	100
48	Vogue 6	VOG_6_1020.00t	320-360	72-90	49,900	150	98,900	270	1,380	220	(20)	80
49	Vogue 7A	VOG_7_A_0421.00t	332	81	50,080	150	98,690	350	1,380	250	(115)	80
50	Vogue 7B	VOG_7_B_0421.00t	343	72	50,100	100	98,650	250	1,380	250	(15)	75
51	Vogue 8	VOG_8_0421.00t	349	73	50,030	50	98,800	100	1,440	180	(10)	75
52	Vogue 9	VOG_9_0121.00t	360	(88)	50,090	40	98,850	200	1,250	230	-	90
53	Vogue 10	VOG_10_0421.00t	351	86	50,030	70	98,450	350	1,470	250	(10)	90
54	Vogue 11A	VOG_11_A_0421.00t	-	(88)	50,240	50	98,630	130	1,320	140	-	90
55	Vogue 11B	VOG_11_B_0421.00t	356	86	50,260	50	98,630	130	1,290	130	(5)	85
56	Vogue 11C	VOG_11_C_0421.00t	353	90	50,290	30	98,660	70	1,290	100	(5)	90
57	Vogue 12A	VOG_12_A_0421.00t	61	67	49,900	260	98,810	480	1,190	300	60	65
58	Vogue 12B	VOG_12_B_0421.00t	65	59	49,970	150	98,800	130	1,310	150	65	60
59	Vogue 13	VOG_13_0421.00t	303	59	50,020	220	98,750	250	1,310	230	(55)	60
60	Vogue 14	VOG_14_0421.00t	332	36	49,970	150	98,600	150	1,310	120	(25)	50
61	Vogue 15	VOG_15_0421.00t	51	0-45	49,780	250	98,780	250	1,160	200	50	50
62	Is Now Jaguar	VOG_16_0421.00t	13	(85)	50,190	50	99,340	160	1,410	230	10	95
63	Vogue 17	VOG_17_0720.00t	322	46	50,270	150	98,640	350	1,470	250	(35)	55
64	Vogue 18	VOG_18_0121.00t	-	20							-	50
65	Vogue 19	VOG_19_0421.00t	300	35	50,180	130	98,700	100	1,410	100	(60)	50
66	Vogue Mineralised Envelope											
53	Vogue Neptune		337	var	50,200	200	98,500	400	1,470	250	(10)	var
63	Vogue Neptune	VOG_Mineralised_Envelope_0420.00t										
40	Vogue Saturn		332	var	50,050	250	98,680	650	1,290	450	(20)	var
42	Vogue Saturn											

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AngloGold Ashanti Sunrise Dam - 31 December 2021

For the 2021 Mineral Reserve, the operational constraints that were applied to Sunrise Dam during the Business Planning process were also used to inform the range of possible production rates that could be achieved with the Mineral Reserve schedule, ensuring that the Mineral Reserve production schedule is technically achievable. This resulted in a steady production profile of 2.6Mtpa over a six-year mine life, with reduced fleet and headcount requirements when compared against budget given the lower production rates. Operational constraints included ventilation, heading availability, fleet size, and the impact of the increased exploration drilling in support of growth, as well as the advanced grade-control and grade control drilling requirements and subsequent interactions.

Stope shapes for the underground Mineral Reserve are generated at the Mineral Reserve cut-off grade using the Deswik.SO™ stope optimiser module and are subsequently used to develop the mine plan in Deswik.CAD™ and Deswik.SCHED™, where the appropriate modifying factors are applied. The resulting stope shapes are post-processed to ensure they remain economically viable after the application of all modifying factors. Geotechnical inputs inform the Deswik.SO™ parameters to ensure stable shapes and pillars are designed for regional stability. Geotechnical analysis of the final mine plan is completed annually using the Geotechnical Model for Rapid Integration (GMRi) model developed by the geotechnical department on mine. The GMRI provides data for excavation design parameters and rock mass strength properties.

Open pit optimisation is carried out using Whittle™ software and referencing the contract mining costs and processing costs to derive the ultimate pit limits.

13.1 Requirements for stripping, underground development and backfilling

Golden Delicious open pit slope geometry has been evaluated using modelling techniques for the initial designs. The slope parameters vary from 28° in weathered material to 59° in fresh rock. The overall strip ratio is 6:1.

A mechanised sub-level open stoping mining method is employed underground at Sunrise Dam. In the bulk mineralisation domains such as GQ, Dolly, Cosmo and Vogue large stopes (greater than 100,000t) are possible while more selective narrower methods (<10m) are used in the Cos East, Sunrise Shear, and Astro domains which result in smaller stopes of up to 30,000 tonnes.

All planned stopes and pillars comply with geotechnical stability parameters.

A total vent flow of 1,060m^3 is supplied to the underground mine of which 490m^3 are exhausted from the Vogue domain which is the main source of underground production. In 2021, an external consultant (OzVent, 2021) was engaged to assess the long-term ventilation requirements for the underground operation, with recommendations being applied to the budget life of mine plan.

13.2 Mine equipment, machinery and personnel

Both the underground and open pit operations are managed by contractors, with Barminco and Carey, respectively, supplying the equipment and personnel to carry out the mining operations in accordance with the production schedules developed by Sunrise Dam.

For the underground, Barminco uses large underground equipment to maximise the material movement. Production material is hauled from the underground production areas to the base of the open pit (1,960 mRL) from which the Carey surface haulage trucks rehandle the material to the ROM stockpile located at the process plant.

As of 31st December 2021, the underground mining equipment fleet consists of the following:

- Lateral development drilling with Sandvik™ DD 421™ and 422™ twin-boom jumbos (four units)
- Ground support bolting with a Sandvik DD 421 twin-boom jumbo (shared with development)
- Production drilling with Sandvik Solo DL421™ top-hammer production drills (three units)
- Slot Raises drilled as Rhino holes (shared between Barminco sites)
- Ventilation raises constructed using an Atlas Copco™ 73R™
- Raise boring machine from a sub-contractor such as RUC (mobilised as required)
- Development mucking and loading using CAT™ R2900G LHD™ (five units)

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AngloGold Ashanti Sunrise Dam - 31 December 2021

- Production mucking using CAT R2900G LHD (four units)
- Production trucking with Sandvik TH663™ 60t articulated mine trucks (11 units).

For the open pit and material rehandle, Carey uses a fleet of three CAT 992K™ loaders as well as two Hitachi™ 1200 excavators, supported by a combined fleet of seven CAT 777D's™ and 11 Komatsu 785's™. The main haulage fleet is supported by a variety of loaders, excavators, dozers, watercarts, and graders, in addition to road trains for over-haul.

13.3 Final mine outline

Lateral and vertical development for each of the domains considers the predominant mining method. Allowance is made in the life of mine (LOM) design for critical infrastructure including materials handling systems (declines, stockpiles, loading bays, etc.), primary ventilation, dewatering and power reticulation, in addition to exploration platforms in support of the growth through exploration strategy. The complexity of the mineralisation at Sunrise Dam saw the underground adopt RC grade control methodology in 2012, requiring consideration for grade control platforms as part of the mine design.

Plan view of Sunrise Dam showing the Cleo/Sunrise pit and the relative location of the individual ore domains, inclusive of conceptual development to surface (Golden Delicious lies to the north)


102000mN
100000mN
98000mN
50000mE
52000mE
Astro & GQ 2100 RL
Carey Main 1270 RL
Cosmo 1960 RL
Cosmo East 1900 RL
Carey Upper 1460 RL
Hammehead 2040 RL
Frankie 1890 RL
Dolly 2000 RL
Jaguar 1815 RL
MWS Steeps 1875 RL
Vogue 1820 RL
Watu 2360 RL
1km
N

30 March 2022 48

AngloGold Ashanti Sunrise Dam - 31 December 2021

Long-section of Sunrise Dam inclusive of conceptual development to the surface, showing the 2021 Mineral Reserve compared against the 2020 Mineral Reserve


As-built
2020 Reserve
2021 Reserve
2022 Concept
ANGLOGOLDASHANTI
AUSTRALIA
DMR : 2021 Mineral Reserves (against 2020)
DFL:
2021 EOY MROR
Scale:
1:15000
Date:
20/02/2022
Drawn By:
CKnievel

14 Processing and recovery methods

Processing is via a conventional three-stage crushing / two-stage milling carbon-in-leach (CIL) circuit. A pyrite flotation and ultrafine grinding circuit was commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and AARL elution used to recover the remainder. Electrowinning recovers gold from the Acacia reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa.

The metallurgical process is well understood, resulting in an empirically developed geometallurgical model can be used to predict the gold recovery based on a number of factors including mill throughput rate, grind size, feed Au grade, feed As grade, CIL residence time and gravity recovery.

30 March 2022 49

AngloGold Ashanti Sunrise Dam - 31 December 2021

Sunrise Dam process diagram


LEGEND
ANGLOGOLD ASHANTI AUSTRALIA LIMITED
SUNRISE DAM GOLD MINE RECOVERY ENHANCEMENT PROJECT
OVERALL
PROCESS FLOW DIAGRAM
GR ENGINEERING SERVICES LTD
ANGLOGOLD ASHANTI

Cleaning and preparing doré for transporting offsite



30 March 2022 50

AngloGold Ashanti Sunrise Dam - 31 December 2021

15 Infrastructure

Mining has been ongoing at Sunrise Dam since 1997, with underground operations commencing in 2003. The condition of the surface facilities and infrastructure reflect the age of the operation but are deemed sufficient for current mine requirements. An asset integrity program has been ongoing throughout 2020 and 2021 with a view to identifying those upgrades required not only for the current operations but to support the budget mine life extending out to 2030 (i.e., beyond that required to support the Mineral Reserve). Recent upgrades include new underground changeroom facilities and emergency equipment.

The main site access is via unsealed roads from Laverton, 55km north of the site. Laverton is accessible by sealed highways from Kalgoorlie. A sealed, all-weather airstrip is located onsite, allowing for ready site access for personnel, with daily weekday flights to and from Perth and/or Kalgoorlie.

All required surface infrastructure is in place including a fully functional camp, process plant, tailings facility, power plant and reticulation, offices, airstrip, and road system. A gas pipeline delivers gas directly to the onsite power plant. Underground infrastructure currently caters for all ventilation and dewatering needs.

Planning work to provide for drill platforms to continue to grow the Mineral Resource has been completed and all current targets (Inferred Mineral Resource and exploration upside) have been catered for.

The current 2022 budget life of mine plan extends out to 2030 and considers future logistics for the operation beyond that required to support the Mineral Reserve.

16 Market studies

Sunrise Dam is a gold mine and is evaluated on gold content only.

The gold doré produced at Sunrise Dam is sold directly to the Perth Mint at the spot price of the day.

The primary product sold from the mining and beneficiation of ore at our operations, is gold doré. The accepted framework governing the sale or purchase of gold, is conformance to the loco London standard. Only gold that meets the LBMA's Good Delivery standard is acceptable in the settlement of a loco London contract. In the loco London market, gold is traded directly between two parties without the involvement of an exchange, and so the system relies on strict specifications for fine ounce weight, purity and physical appearance.

For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum:

- Weight: 350 fine troy ounces (min) – 430 fine troy ounces (max)
- Purity / Fineness: Minimum fineness of 995.0 parts per thousand fine gold
- Appearance: Bars must be of good appearance not displaying any defects, irregularities such as cavities, holes or blisters.

Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMA's Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards in order for its bars to be traded in the London market.

Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion.

Annually, the gold prices used for determining Mineral Resource and Mineral Reserve are determined by the Mineral Resource and Ore Reserve committee (RRSC). Two different prices used for determining Mineral Resource and Mineral Reserve. These prices are provided in local currencies and are calculated using the historic relationships between the USD gold price and the local currency gold price.

The Mineral Resource price reflects the company's upside view of the gold price and at the same time ensures that the Mineral Resource defined will meet the reasonable prospects for economic extraction requirement. Typically, the price is set closer to spot than the Mineral Reserve price and is designed to highlight any Mineral Resource that is likely to be mined should the gold price move above its current

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AngloGold Ashanti Sunrise Dam - 31 December 2021

range. A margin is maintained between the Mineral Resource and ruling spot price and this implies that Mineral Resource is economic at current prices but that it does not contribute sufficient margin to be in the current plans.

The Mineral Reserve price provided is the base price used for mine planning. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The company uses a set of economic parameters to value its assets and Business Plan, these economic parameters are set on a more regular basis and reflect the industry consensus for the next five years. These are generally higher than the Mineral Reserve price and enable more accurate short term financial planning. Finally, the company uses a fixed price to evaluate its project and set its hurdle rate. This price and the hurdle rate are set by the board and changed when indicated due to significant changes in the price of gold.

The determination of the Mineral Resource and Mineral Reserve prices are not based on a fixed average, but rather an informed decision made by looking at the trends in gold price. The gold prices and exchange rates determined are then presented to the RRSC for review, in the form of an economic assumptions proposal document once a year (generally the second quarter of the year). After review and approval by the committee, it is sent to AngloGold Ashanti's Executive Committee ("EXCO") for approval. The prices for copper, silver and molybdenum are determined using the same process as for gold.

The key service contracts that are integral to the mine operation at Sunrise Dam are the underground and open pit mining contracts with Barminco and Carey, and the exploration and RC drilling contracts with Boart Longyear and Meters Down Under (MDU). All listed contracts are with unaffiliated third parties.

17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups

17.1 Permitting

Sunrise Dam infrastructure occupies two mining tenements M39/1116 and M39/1117. There are no known heritage or environmental impediments over the lease. The tenure is considered in good standing at the time of reporting. All environmental legal obligations applicable to the Sunrise Dam Gold Mine have been met. All planned and future expansions to the current operation fit with all approved mining areas and current environmental approvals. ISO 14001 (2015) certification requirements have been met as have the Cyanide Code requirements.

AngloGold Ashanti Australia owns and operates the Sunrise Dam Gold Mine mining operation located within the Mt Margaret Mineral Field in the Shire of Laverton. Originally established as an open pit mine in 1997, mining of the Sunrise Dam pit was completed in 2014 with operations at the Golden Delicious satellite pit commencing in 2020. The underground mining operations commenced in 2003 and are ongoing. The project is approved under the Mining Act (1978) and under the EPA Act (1986) Part V and secondary approvals such as water licenses, Department of Health approvals, etc.

The Sunrise Dam Gold Mine is located within the Department of Waters (DoW) Lake Carey Catchment, which forms part of the Salt Lake Basin. Sunrise Dam lies within the Goldfields Groundwater Area and the Lake Carey and Minigwal sub-areas, on the Western Plateau (APA, 2015). Specifically, it lies within the Lake Carey Catchment and is in the region of the Salt Lake Basin.

Sunrise Dam lies within the Austin Botanical District which is characterised by Mulga (Acacia aneura), Low Woodland, and Sclerophyll Woodland and has numerous salt flats surrounding salt lakes, vegetated by halophytes and samphires (Tecticornia) (Beard 1990). No Threatened plant taxa pursuant to the Wildlife Conservation Act 1950 (WA) or the Environment Protection and Biodiversity Conservation Act 1999 (Commonwealth) have been recorded (Mattiske, 2016). There are two recorded Priority species listed by DPaW and these are the Priority 1 taxa; Tecticornia mellarium and the Priority 3 taxa; Gunniopsis propinqua (Mattiske, 2010).

Habitats recorded at Sunrise Dam are considered to have no special regional significance. All of the habitats recorded are represented in reserves elsewhere or are present to varying degrees of preservation in the surrounding pastoral land and therefore not considered to be significant on a regional scale. A total

30 March 2022 52

AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 53 of 138 vertebrate fauna taxa, consisting of 87 avian, 10 native mammal, seven introduced mammal, four amphibian, and 30 reptile species, have been recorded at SDGM (Ninox, 2005). The groundwater at Sunrise Dam has been found to have salinity values of more than 250,000mg/L total dissolvable solids and is therefore not suitable stygofauna habitat. The region is not known to feature troglofauna habitat. As an operating gold mine in Western Australia, Sunrise Dam Gold Mine meets all environmental and legislative requirements, which includes the following reporting commitments: • Annual Environmental Report, Mine Closure Plan, Mine Rehabilitation Fund to DMIRS • Annual Environmental Report and Annual Audit Compliance Report for Licence 8579-2011 to Department of Water and Environmental Regulation (DWER) Part V • Annual Groundwater Monitoring Summaries and Triennial Aquifer Reviews to DWER RIWI Act. Sunrise Dam maintains a strong relationship with Regulators, as evidenced by: • Annual engagement with DMIRS and DWER to discuss approval approach for the year - approval mechanisms, technical data inputs, and closure implications • Engagement with Regulators to clarify detail regarding Requests for Further Information (RFI) for exploration applications and mining proposals • Engagement with Department of Water (DWER) with Groundwater Operating Strategies • Use of DMIRS online system to track approval progress • Ad hoc communication initiated by Regulators There are no known environmental or social issues. Comprehensive baseline environmental studies have been completed for the existing operational areas of Sunrise Dam. Archaeological and Ethnographic surveys were completed over the Operational Development Area. There are not any: • Threatened flora • Threatened Ecological Communities (TECs) • Priority Ecological Communities (PECs) at SDGM. Baseline studies are regularly updated based on approval requirements. For the existing active mining area and current Life of Mine Plan, there are no environmental factors that could have a material effect on the likelihood of economic extraction. 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management Waste at Sunrise Dam, including the disposal of tailings, is regulated under Part V of the Environmental Protection Act and Sunrise Dam operates under Prescribed Premises Licence 8579/2011/2 with the following categories: • Processing or beneficiation of metallic ore or non-metallic ore (tailings) • Mine dewatering • Electric power generation • Sewerage facility • Used tyre storage • Class II putrescible landfill site This licence includes water monitoring commitments and a seepage recovery bore network (or seepage mitigation programme) has been established around the tailings storage facility and a commitment to water monitoring (10 years) as part of mine closure. The requirement to complete an Annual Audit Compliance Report is a condition of the Prescribed Premises Licence 8579/2011/2. There are two Tailings Storage Facilities (TSF’s) at Sunrise Dam, an operational Central Thickened Discharge (CTD) facility and a decommissioned paddock TSF that is currently under rehabilitation. The paddock TSF, known as TSF1 was decommissioned in 1999, with rehabilitation completed in 2013. The key characteristics of the CTD include: • a stack or cone formed by the central discharge method AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 54 • discharge ramp and tailings pipeline leading to a central position in the tailings dam. • outer perimeter bunds • stormwater storage pond • deposition causeway • stormwater management bund and diversion drain • seepage trenches At completion of Stage 10 of the CTD design, the TSF will have a total disturbance footprint of 936.29ha, entirely within M39/116 and will provide a total storage capacity of approximately 29.6Mt (dry weight) of tailings. This equates to a storage capacity of 19.2Mm³, based on an estimated density of 1.55t/m³. Schematic of the Central Thickened Discharge Tailings Storage Facility 17.3 Socio-economic impacts Social management plans are not legislated in the Australian jurisdiction. As such, none have been identified. The Sunrise Dam Gold Mine is part of AngloGold Ashanti's global company, which spans a wide variety of cultural, economic, and social landscapes. Given this complex and diverse environment, establishing good relationships built on trust with host communities is fundamental to acquiring and maintaining our social license to operate. We continuously strive as far as possible to nurture harmonious relationships with our host communities. This is evidenced in the AngloGold Ashanti stakeholder standards which are robust with Business Planning and project management standards that incorporate stakeholder engagement processes applicable for each of the various matters of engagement throughout the value chain. We engage with communities throughout the life cycle of our operations as it is crucial to creating shared value and our ability to create a positive and enduring legacy in line with our company values. As acknowledged by the Indigenous Affairs Minister Ben Wyatt, the Chamber of Minerals and Energy of Western Australia (CMEWA) and its members (which include AngloGold Ashanti) have been actively engaged in, and supportive of, the reform process of the Aboriginal Heritage Act 1972 (WA), and will continue to support the extensive consultation process. Reform of the Act will deliver a modernised legislative framework, which further empowers Traditional Owners and local knowledge holders to make decisions about their own cultural heritage. CMEWA and its members support a system that provides Aboriginal people with a real and meaningful role in decisions affecting their heritage. CMEWA remains a strong advocate for streamlined legislation governing land use in Western Australia and supports proposals that provide a clear framework within which transparent land-use decisions can be made efficiently and effectively. In addition, AngloGold Ashanti in Australia is working with the Minerals Council of Australia, as a member of its new Indigenous Partnerships Committee, to develop a collective industry response to rebuild trust and drive the next generation of partnerships with Aboriginal and Torres Strait Islander landowners and communities. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 55 Sunrise Dam Gold Mine, through its participation in the CMEWA, supports a system that provides Aboriginal people with a real and meaningful role in decisions affecting their heritage. AngloGold Ashanti Australia Ltd.’s mining operations are located in the Eastern Goldfields of Western Australia. Sunrise Dam is located 55 kilometres south of Laverton. The nearest Aboriginal community is Cosmo Newbery, 97km northeast of Laverton. The company has been mining and exploring in this region for more than 25 years. The Traditional Owners in this region are often referred to as the Wongatha people. The company has built and maintained constructive relationships with the Traditional Owners in the Eastern Goldfields of Western Australia over more than two decades. These relationships are built on trust and guided by values-based policies and procedures, providing a strong basis for successful community engagement. While the determination of Native Title in the Eastern Goldfields is ongoing under Australian Native Title legislative processes, the company has adopted a comprehensive community investment strategy, which targets: • Education support • Health and wellbeing • Indigenous employment • Progressive contracting and procurement practices supporting the development of Aboriginal- owned businesses 17.4 Mine closure and reclamation In Western Australia, the Mining Act 1978 defines a mine closure plan as a document that: • is in the form required by the guidelines, and • contains information of the kind required by the guidelines about the decommissioning of each proposed mine, and the rehabilitation of the land, in respect of which a mining lease is sought or granted. The statutory guidelines for mine closure plans detail the mandatory form and content of information required in a mine closure plan. A mine closure plan required under the Mining Act must meet the form and content requirements of Part 1 of the Statutory Guidelines for Mine Closure Plans. Sunrise Dam has an approved mine closure plan (MCP) with DMIRS as required by the Mining Act and the most recent update completed as of December 2021. This closure plan includes detailed reclamation plans. In terms of financial provisioning for closure, Sunrise Dam has a legal obligation under the Mining Act 1978 to register for the Mining Rehabilitation Fund (MRF) and supply an MRF report by 30 June each year. The Mining Rehabilitation Fund provides a pooled fund, levied annually according to the environmental disturbance existing on a tenement at the annual reporting date. Sunrise Dam has met its requirements of the MRF and uses a software tool to manage compliance in this regard. The company has an internal process to provision closure at year-end (December) annually and submit a liability estimate for each operation to corporate. Sunrise Dam has developed a detailed spreadsheet closure cost model, in consultation with a consultant, to provide for closure and meet the corporate standards for the same. The main points of the mine closure plan are documented in detail in the Mine Closure Plan Task Register, with completion criteria defined as follows: • Ensure all achievable regulatory closure commitments are met • Landforms are rehabilitated and closed as per approved closure design • Final surfaces develop resistance to erosive forces and are non-polluting • Vegetation groundcover, species richness and diversity are consistent with the surrounding vegetation based on availability, capability, and characteristics of rehabilitation resources • Weed species do not dominate rehabilitated areas • Key stakeholders are consulted on the post-closure land use and closure outcomes • Monitoring demonstrates water quality retains its value for dust suppression and other industrial uses • Removal or acceptable remediation of hazardous materials or infrastructure • Presence of habitat features within major domains to allow fauna refuge AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 56 17.5 Qualified Person's opinion on adequacy of current plans Environmental legal obligations have been met. All expansions to the current operation fit with all approved mining areas and current environmental approvals. 17.6 Commitments to ensure local procurement and hiring AngloGold Ashanti has built and maintained constructive relationships with local businesses in the Goldfields Region of Western Australia and the Traditional Owners in the Eastern Goldfields of Western Australia over more than two decades. These relationships are built on trust and guided by values-based policies and procedures, providing a strong basis for successful community engagement across the spectrum. Key to this is the support for: • Indigenous employment • Progressive contracting and procurement practices supporting the development of local and Aboriginal-owned businesses AngloGold Ashanti’s community investment initiatives span education, health and wellbeing, employment, arts and culture, and Indigenous business support. Many of these initiatives are based on long-term partnerships and relationships spanning 10-20 years. 18 Capital and operating costs 18.1 Capital and operating costs The Mineral Reserve has been evaluated economically and shown to be cashflow positive at a $1,500/oz gold price and an exchange rate of 0.72 $/AUD$, however, the inventory used to develop the Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price and an exchange rate of 0.74 $/AUD$, under budget cost conditions across the six-year Reserve life. Per budget conditions, all stay-in-business (SIB) capital and operating costs have been included in the economic calculations for the Mineral Reserve. A 2.5% government royalty has been used in all calculations with the average process recovery applied as determined by the recovery model. The break-even cut-off grade was based on the 2022 Business Planning costs and prices assuming a 3.2Mtpa production profile (over a five-year period) with corporate gold price and exchange rate assumptions. The nominal break-even cut-off grades were calculated in accordance with the 2014 AngloGold Ashanti Code for the Calculation of Cut-off Grades assuming mine-constrained conditions, with further refinement undertaken to achieve both a Mortimer’s and Lane-style balancing cut-off for the underground (Hall, 2014). This was subsequently re-confirmed against the simple break-even cut-off grade calculations using the six-year Mineral Reserve life of mine for planning. All costs considered in the calculation of the 2021 Mineral Reserve estimate have been taken from the Business Planning cost model and adjusted for the six-year Mineral Reserve production profile to obtain the resulting model. Simplified unit rate costs for mining, stockpile management, processing, fixed plant, administration (G&A), and sustaining capital (SIBC) have been calculated from these models. A summary of the six-year Mineral Reserve life of mine costs is available from Chapter 1.8. A more detailed breakdown of the mine operating costs for the underground and open pit operations are shown below.

AngloGold Ashanti Sunrise Dam - 31 December 2021

Unit costs and physicals – open pit

Operating costs	Unit	Golden Delicious open pit
Ore mined	k tonnes	2,057
Waste mined	k tonnes	1,975
Total material mined	k tonnes	4,032
Stripping ratio	tonnes: tonnes	6:1
Costs		
Ore mining cost	$US/tonne mined	3.25
Waste mining cost	$US/tonne mined	1.04
Processing cost	$US/tonnes treated	19.23
G and A		3.84
Other Parameters		
Metallurgical recovery	%	92
Slope angles	degree	28-59
Mineral Resource cut-off grade	g/t	0.5

Unit costs and physicals – underground

Operating costs	Unit	Sunrise Dam underground
Ore Mined	k tonnes	12,097
Total Material Mined	k tonnes	15,379
Mining Costs		
Lateral development (average)	$US/tonne mined	6:1
Vertical development (average)	$US/tonne mined	
Production	$US/tonne mined	3.25
Material handling	$US/tonne mined	1.04
Backfill / Others	$US/tonne mined	19.23
Mine services	$US/tonne mined	3.84
Other Parameters		
Processing cost	$US/tonnes treated	19.23
MSO optimising cut-off (Average)	degree	1.1
Mineral Resource cut-off grade	g/t	1.65
Metallurgical Recovery Factor	%MetRF	83.40%

A summary of capital and operating costs are provided in the economic analysis in section 19, below.

18.2 Risk assessment

Sunrise Dam is an operating mine in a stable political jurisdiction:

- All current approvals including environmental, native title and closure plans are in place and valid. An Environmental Management Plan is in place.
- The most recent annual ISO 14001 compliance audit was completed in November 2020 and verified controls, with the next audit scheduled for completion in February 2022.
- The International Mining Industry Underwriters (IMIU) Underwriters Risk Assessment conducted in September 2021 found Sunrise Dam to be in the top 5% of operations surveyed, with an 84% risk reduction adopted according to IMIU criteria, significantly better than the global average of 78.0%. The assessment showed a slight improvement from 2020, mainly due to improvements made in respect to the installation and maintenance of fire systems as well as added flexibility in terms of ore supply with the opening up of the Golden Delicious satellite pit. IMIU considers this to be a good result for a mature operation and reflective of the ongoing commitment to fire protection and maintenance. However, the site remains solidly in the moderate risk zone and has a less than average commercial attractiveness to insurers. This is the result of the potential for significant business interruption loss in both the mill and underground operations, being addressed through the "Asset Integrity" and "Growth through Exploration" programs respectively.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Sunrise Dam has an annual Business Planning process that aims to satisfy the corporate objectives in relation to safety, production, and cost metrics. The robustness of the process can be demonstrated using the 2021 financial results; for the 2021 calendar year, Sunrise Dam's total cash expenditure was within 2.5% of the budgeted amount, with capital expenditure under budget by 1%. The operation was cash flow positive, however, this was primarily due to the spot gold price of $1,798 being higher than the 2021 budget planning price of $1,450.

19 Economic analysis

19.1 Key assumptions, parameters and methods

All stay-in-business (SIB) capital and operating costs have been included in the economic calculations for the Mineral Reserve. These have been based on the corporate guidance received for the December 2021 reporting. The gold price used to determine the Mineral Reserve inventory is $1,200/oz at an exchange rate of 0.74 $/AUD$, whereas the gold price used to calculate positive cash flow is $1,500/oz at an exchange rate of 0.72 $/AUD$. A 2.5% government royalty has been used in all calculations with the average process recovery applied as determined by the recovery model.

NPVs of 0%, 5%, 10% and 15% have been used for the calculations.

19.2 Results of economic analysis

The 2021 Mineral Reserve cash flow forecast reflects the fact that Sunrise Dam is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Mineral Reserve growth the initial step in a move toward optimisation through full asset potential. The inventory used to develop the Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget conditions across the six-year Mineral Reserve mine life, however, the Mineral Reserve has been evaluated economically and shown to be cashflow positive at a $1,500/oz gold price. This is more aligned with the 2022 planning price of $1,650.

The official gold prices and local prices used for December 2021 Reporting are shown in Section 25. An exchange rate of AUD/$0.74 and AUD/$0.72 was used for the Mineral Reserve and Mineral Resource, respectively.

Gold prices used for Sunrise Dam inventory calculation versus economic evaluation

SDGM Pricing (USD)	AGA EXCO Gold Price $USD/oz	Exchange Rate AUD/USD
2021 Au Mineral Reserve inventory	1,200	0.74
2021 Au Mineral Reserve economic evaluation	1,500	0.72

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Sunrise Dam cashflow, reflecting the six-year Mineral Reserve life of mine plan at a $1,500/oz gold price and exchange rate of 0.72 $/AUD$.

Item	Unit	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total LOM
Production											
Gold	Oz ('000)	210.0	177.6	175.8	192.4	197.8	146.3	-	-	-	1,100
Silver	Oz ('000)	-	-	-	-	-	-	-	-	-	-
Copper	lb ('000)	-	-	-	-	-	-	-	-	-	-
Revenue											
By product (+/-)	USD M	(0.3)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	-	-	-	(1)
Gross Revenue	USD M	315.4	266.6	263.9	288.9	297.0	219.7	-	-	-	1,652
Royalties	USD M	8.1	6.5	6.1	6.9	7.0	5.2	-	-	-	40
Operating Costs											
Mining Cost	USD M	198.4	177.4	147.1	126.5	98.9	70.3	-	-	-	819
Processing Cost	USD M	70.2	71.6	70.9	71.0	67.6	63.7	-	-	-	415
General & Admin	USD M	14.5	14.7	13.8	13.8	13.3	13.0	-	-	-	83
Other Operating Costs	USD M	2.5	2.5	2.5	2.5	2.5	2.5	-	-	-	15
Total Operating Cost	USD M	285.6	266.2	234.2	213.8	182.2	149.4	-	-	-	1,331
Sustaining Capital	USD M	30.6	29.0	26.6	16.7	13.8	6.3	-	-	-	123
Non-GAAP Metrics & Cash Flow											
Total AISC	USD M	316.2	295.2	260.7	230.5	196.1	155.7	-	-	-	1,454
Total AISC	USD/oz1	1,505	1,662	1,483	1,198	991	1,064	-	-	-	1,322
Other Capital (non Sust.)	USD M	11.6	4.1	0.0	0.0	-	-	-	-	-	16
Total AIC	USD M	327.7	299.3	260.7	230.5	196.1	155.7	-	-	-	1,470
Total AIC	USD/oz1	1,560	1,685	1,483	1,198	991	1,064	-	-	-	1,336
Closure Costs	USD M	2.1	1.9	1.4	1.3	1.2	0.2	-	-	-	8
Tax	USD M	-	-	-	15.0	27.8	17.6	-	-	-	60
Free Cash Flow	**USD M**	**(22.5)**	**(41.1)**	**(4.4)**	**35.1**	**64.8**	**41.0**	**-**	**-**	**-**	73

Under budget cost conditions and at a $1,500/oz planning gold price, the Sunrise Dam Mineral Reserve life of mine plan demonstrates a positive undiscounted cash flow of $73M. IRR and the payback period of capital are not calculated as Sunrise Dam is an operating asset.

Key metrics

Metric	Units	Value
NPV_0	$USD(M)	73.0
NPV_5	$USD(M)	49.0
NPV_{10}	$USD(M)	31.1
NPV_{15}	$USD(M)	17.7
Cash Flow margin	%	12%
IRR (for Projects only)	%	-

19.3 Sensitivity analysis

Sensitivities were conducted on the 2021 Mineral Reserve for the key value drivers of gold price, grade processed, operating costs and capital costs. Results indicate a high degree of sensitivity to gold price, grade, and operating costs.

Sensitivity Analysis for key value drivers (numbers as after-tax NPV_0, in USD M)

Parameter[1]	Unit	-20%	Base Case	+20%
Gold price	USD/oz	-211.0	73.0	324.0
Grade processed	g/t	-254.0	73.0	349.0
Operating costs	USD M	280.0	73.0	-161.0
Capital costs	USD M	97.0	73.0	48.0

[1] Sensitivities estimated based on given current mine plan for the Base Case

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Sunrise Dam Mineral Reserve sensitivity to the gold price


Sensitivities on Key value drivers (+/- 20%)
NPV0 after-tax (USD M)
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
73.0
-20%
Base Case (0%)
+20%
Gold Price
Grade Processed
Operating Costs
Capital Costs

20 Adjacent properties

There are no adjacent properties which have an important bearing on this Technical Report Summary.

Information on adjacent tenements is held by the Department of Mines Industry Regulation and Safety (DMIRS). No adjacent deposits affect this Technical Summary.

Only information from the Sunrise Dam property has been used in the report.

21 Other relevant data and information

21.1 Inclusive Mineral Resource

The inclusive Mineral Resource for Sunrise Dam stands at 4.58Moz. 92.3% of the Mineral Resource is represented by material within the underground mining environment with the remaining material represented in the Golden Delicious open cut mine (2.6%) and stockpiled material (5%). Pillar material has largely been removed from this total, as have skins around historic stoping voids. All underground material reported is reported within a Mineable Shape Optimser (MSO) output based on the Mineral Resource break-even cut-off grade at the specified gold price and life of mine scheduled costs.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Inclusive gold Mineral Resource

Sunrise Dam		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Golden Delicious	Measured	0.24	1.18	0.29	0.01
	Indicated	3.03	1.16	3.50	0.11
	Measured & Indicated	3.27	1.16	3.79	0.12
	Inferred	0.02	0.86	0.02	0.00
Sunrise Dam stockpile (open pit)	Measured	7.38	0.93	6.89	0.22
	Indicated	-	-	-	-
	Measured & Indicated	7.38	0.93	6.89	0.22
	Inferred	-	-	-	-
Sunrise Dam underground	Measured	16.37	1.87	30.56	0.98
	Indicated	22.88	1.98	45.32	1.46
	Measured & Indicated	39.25	1.93	75.88	2.44
	Inferred	23.58	2.36	55.65	1.79
Sunrise Dam stockpile (underground)	Measured	0.08	2.53	0.19	0.01
	Indicated	-	-	-	-
	Measured & Indicated	0.08	2.53	0.19	0.01
	Inferred	-	-	-	-
Total	Measured	24.08	1.58	37.93	1.22
	Indicated	25.90	1.88	48.82	1.57
	Measured & Indicated	49.98	1.74	86.75	2.79
	Inferred	23.60	2.36	55.67	1.79

21.2 Inclusive Mineral Resource by-products

The inclusive Mineral Resource gold estimate is estimated as a single entity and no by-products are calculated. Arsenic and Sulphur are estimated as part of the estimation process as these elements are used to predict gold recovery in the processing plant, but they are not of economic interest

21.3 Mineral Reserve by-products

No economic by-products are estimated or reported within the Sunrise Dam reporting group.

21.4 Inferred Mineral Resource in annual Mineral Reserve design

AngloGold Ashanti's planning process allows the use of Inferred Mineral Resource in Mineral Reserve determination and reporting as well as in our Business Plan. These two are closely aligned with the Mineral Reserve being a subset of the Business Planning process. It is important to note that in all AngloGold Ashanti's processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to a Mineral Reserve.

AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Mineral Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Mineral Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Mineral Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Mineral Reserve.

A portion of the Inferred Mineral Resource has been included in the six-year Mineral Reserve mine plan, representing less than 0.3% of the total inventory. For all economic analysis, the grade of the Inferred Mineral Resource material was re-assigned as zero.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

Inferred Mineral Resource in annual Mineral Reserve design

Sunrise Dam	Tonnes	Grade	Contained gold	
as at 31 December 2021	million	g/t	tonnes	Moz
Sunrise Dam underground	0.04	2.80	0.12	0.00
Total	0.04	2.80	0.12	0.00

21.5 Additional relevant information

AngloGold Ashanti evaluates the conversion of Inferred Mineral Resource to Indicated Mineral Resource on an annual basis. An analysis over the past two years shows an average conversion rate of 110% on ounces. This is calculated within MSO reporting volumes and uses a consistent methodology year on year. The conversion calculation for 2019 is anomalously high as the MSO process had only just been adopted and was subsequently optimised in 2020 to process more consistent results year-on-year.

Inferred Mineral Resource to Indicated Mineral Resource conversion data


Inferred Mineral Resource to Indicated Mineral Resource Conversion Rate
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Conversion Rate
420%
115%
105%
2019
2020
2021
Year

	2019			2020			2021		
	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
Starting Inferred Mineral Resource	753,153	1.39	33,624	1,175,943	1.95	73,747	3,104,182	2.02	201,228
Resulting Indicated Mineral Resource (Year+1)	1,706,249	2.57	141,200	1,480,001	1.78	84,533	2,841,548	2.32	212,288
Conversion between years (%)	227%	185%	420%	126%	91%	115%	92%	115%	105%
Cumulative Conversion (%)	227%	185%	420%	165%	130%	210%	120%	125%	142%

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AngloGold Ashanti Sunrise Dam - 31 December 2021

An evaluation of the conversion between the Inferred Mineral Resource and Grade Control modelling is also completed on an annual basis and aims to show the long-term conversion rates for Inferred Mineral Resource. 2020 to 2021 shows a consistent positive increase from Inferred Mineral Resource to Grade Control with the three-year cumulative conversion being 114%. This comparison only covers material which was converted from Inferred Mineral Resource to Grade Control within each annual period.

Inferred Mineral Resource to Grade Control conversion data

	2019			2020			2021		
	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
Inferred Mined Mineral Resource	286,585	3.15	29,000	628,942	2.14	43,347	257,380	1.81	15,003
Grade Control Model	221,887	1.90	13,526	818,712	2.30	60,529	358,148	2.24	25,842
Conversion between years (%)	77%	60%	47%	130%	107%	140%	139%	124%	172%
Cumulative Conversion (%)	77%	60%	47%	114%	79%	102%	119%	91%	114%

21.6 Certificate of Qualified Person(s)

David Perkin certificate of competency

As the author of the report entitled Sunrise Dam Technical Summary Report, I hereby state:

1. My name is David Perkin. I am the Qualified Person for the Mineral Resource.
2. My job tittle is Superintendent: Resource Evaluation
3. I am a member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 326239. I have a BSc Hons (Geology) degree, MSc (Mining Geology) degree and a Postgraduate Certificate (Geostatistics)
4. I have 13 years of relevant experience.
5. I am a Qualified Person as defined in the SEC S-K 1300 Rule.
6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.
7. I declare that this Report appropriately reflects my view.
8. I am not independent of AngloGold Ashanti Ltd
9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Resource.
11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Joanne Endersbee certificate of competency

As the author of the report entitled Sunrise Dam Technical Report Summary, I hereby state:

1. My name is Joanne Endersbee. I am the Qualified Person for the Mineral Reserve.
2. My job title is Manager, Mine Planning Open Pit
3. I am a member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 334537.
4. I have 12 years of relevant experience.

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AngloGold Ashanti Sunrise Dam - 31 December 2021

5. I am a Qualified Person as defined in the SEC S-K 1300 Rule.
6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.
7. I declare that this Report appropriately reflects my view.
8. I am not independent of AngloGold Ashanti Ltd
9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Reserve.
11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Cailli Knievel certificate of competency

As the author of the report entitled Sunrise Dam Technical Summary Report, I hereby state:

1. My name is Cailli Knievel. I am the Qualified Person for the Mineral Reserve.
2. My job tittle is Manager, Mine Planning Underground
3. I am a chartered professional member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 205388. I have a BEng (Mining Engineering) mining degree with Honours.
4. I have 26 years of relevant experience.
5. I am a Qualified Person as defined in the SEC S-K 1300 Rule.
6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.
7. I declare that this Report appropriately reflects my view.
8. I am not independent of AngloGold Ashanti Ltd
9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Reserve.
11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

22 Interpretation and conclusions

The QP Mineral Resource concludes that the estimation process is sufficient to provide an accurate representation of tonnes and grade to inform the mining plan. The process of hard boundary domaining and high-grade restraining provides suitable controls on estimation smearing and high-grade values where there is sufficient data density.

Throughout the data collection process (drilling, logging, sampling, assay) there are a number of areas where errors can occur. It is the opinion of the QP that the controls in place (downhole surveys, logging validation, sampling QAQC and laboratory QAQC) are sufficient to identify and control any error which might occur, and that all data utilised in developing the Mineral Resource are of high quality and are robust.

Parameters used for determining the Mineable Shape Optimiser (MSO) output volumes, which encapsulate the Mineral Resource, have been evolving over the last 3 years. The current methodology involves aligning the strike axis to the highest geological continuity in each domain and using level strings to control the

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AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 65 shape heights and alignment. The output is determined to be sufficient and provides reasonable volumes for constraining the Mineral Resource. 23 Recommendations AngloGold Ashanti runs a comprehensive Business Planning process which is framed by the Company’s Strategic Options process. This sets the mine’s budget requirements aligned to both the larger group and the necessities of the operation. The decisions that result from this process are ultimately approved by AngloGold Executive Committee and the regional and mine’s senior management. While the Qualified Person is an intimate part of this process, he/she does not make recommendations for the operation without it being part of the described framework. With the above statement in mind, the recommendations from the Qualified Person for Mineral Resource reporting are that further work should be undertaken to investigate blanket implementation of grade- capping per domain. The current controls (high-grade restraining) are sufficient to control high-grade samples when there is adequate data density. In areas of poor data density, the high-grade restraining process is not adequate to reduce grades enough to prevent excessive smearing. Grade-capping is used to control these samples, but blanket grade capping should be tested, and the effects evaluated against the assay data. The recommendations from the Qualified Person for Mineral Reserve reporting are that the increased Mineral Reserve base is used to explore options for optimisation of the asset in the future, and that work continues on the revision of the modifying factors for the underground operations. 24 References 24.1 References • APA, 2015. Infrastructure Development Eastern Goldfield Pipeline General Construction Environment Plan/Mining Proposal. Unpublished report. • Beard J.S. (1990). Plant Life of Western Australia. • Grimstad, E. and Barton, N. (1993): Updating of the q-system for NMT. In proceedings: International Symposium on Sprayed Concrete. Fagernes 1993, pp. 46-66 • Hall, B. (2014). Cut-off Grades and Optimising the Strategic Mine Plan • IMIU. (2021). Final Risk Assessment Report Sunrise Dam • Internal Document, AngloGold Ashanti. (2014). AngloGold Ashanti Guideline for the calculation of cut-off grades. • Internal Document, AngloGold Ashanti. (2019). AngloGold Ashanti Sampling Guideline. • Internal Document, AngloGold Ashanti. (2019). AngloGold Ashanti QAQC Guideline. • Internal Document, AngloGold Ashanti. (2021). Guidelines for Reporting of Exploration Results, Mineral Resource and Ore Reserve. • Internal Document, AngloGold Ashanti (2021). Mine Closure Plan Task Register. • Mattiske Consulting Pty Ltd. (2016). Flora and Vegetation Survey of Sunrise Dam Gold Mine proposed Boxcut • Nicholas, D.E. (1981). Method Selection – A numerical approach. In “Design and Operation of Caving and Sublevel Stoping Mines”, SME-AIME. • Ninox Wildlife Consulting. (2005). Vertebrate Fauna Survey Results, Sunrise Dam gold Mine • SAMREC. (2016). The South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserve. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 66 • Ozvent. (2021) Ventilation Planning Review Sunrise Dam 24.2 Mining terms All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked. By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid. Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold. Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold. Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”). Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described. Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio. Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production. Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations. Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction. Diorite: An igneous rock formed by the solidification of molten material (magma). Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity. Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions. Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars. Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning. Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability. Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed. Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 67 Feasibility Study (FS): A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Prefeasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase. Gold Produced: Refined gold in a saleable form derived from the mining process. Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material or Percentage copper (%Cu) for copper bearing material. Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite. Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve. Initial assessment (also known as concept study, scoping study and conceptual study): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve. Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation. Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan. Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products). Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore. Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”). Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling. Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust. AngloGold Ashanti Sunrise Dam - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 68 Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number. Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project. Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams. Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses). Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre- dissolved ions into solid state. Preliminary Feasibility Study (Prefeasibility Study or PFS): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. Production stage property: A production stage property is a property with material extraction of Mineral Reserve. Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations. Project capital expenditure: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset. Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. Qualified Person: A Qualified Person is an individual who is (1) A mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Section 229.1300 of Regulation S-K 1300 details further recognised professional organisations and also relevant experience. Quartz: A hard mineral consisting of silica dioxide found widely in all rocks. Recovered grade: The recovered mineral content per unit of ore treated. Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein. Refining: The final purification process of a metal or mineral.

AngloGold Ashanti Sunrise Dam - 31 December 2021

Regulation S-K 1300: On 31 October 2018, the United States Securities and Exchange Commission adopted the amendment Subpart 1300 (17 CFR 229.1300) of Regulation S-K along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021 and will continue to do so going forward.

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage.
It is expressed in both a grade and tonnage number.

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.

Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tonnage: Quantity of material measured in tonnes.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

25 Reliance on information provided by the Registrant

Reliance on the information provided by the registrant includes guidance from the annual update to AngloGold Ashanti's internal Guidelines for Reporting of exploration results, Mineral Resource and Ore Reserve. This guideline is set out to ensure the reporting of exploration results, Mineral Resource and Ore Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti's business expectations and also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.

Included in this guideline is the price assumptions supplied by the Registrant which includes long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold price

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AngloGold Ashanti Sunrise Dam - 31 December 2021

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

		Local prices of gold			
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2021 Mineral Reserve(3)	1,200	1,633	6,182	134,452	3,849,000
2020 Mineral Reserve(2)	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource(1)	1,500	2,072	7,940	173,065	5,336,250

(1) Reported for the first time under Regulation S-K 1300. (2) Reported under Industry Guide 7.
(3) Reported under Regulation S-K 1300.

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